UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

Vocera Communications, Inc.

(Name of Subject Company)

Vocera Communications, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0003 per share

(Title of Class of Securities)

92857F 10 7

(CUSIP Number of Class of Securities)

Brent D. Lang

Chief Executive Officer and Chairman of the Board

Vocera Communications, Inc.

525 Race Street

San Jose, California 95126

(408) 882-5100

(Name, address and telephone number of person authorized

to receive notice and communications on behalf of the persons filing statement)

With copies to:

Amanda Rose, Esq. Kris Withrow, Esq. Scott Behar, Esq. Steven Jean, Esq. Fenwick & West LLP 555 California Street, 12th Floor San Francisco, California 94104 (415) 875-2300	Doug Carlen General Counsel Vocera Communications, Inc. 525 Race Street San Jose, California 95126 (408) 882-5100

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

Name and Address

The name of the subject company is Vocera Communications, Inc., a Delaware corporation (“Vocera”). The address of Vocera’s principal executive office is 525 Race Street, San Jose, California, 95126. The telephone number of Vocera’s principal executive office is (408) 882-5100.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Vocera’s common stock, par value $0.0003 per share (the “Shares”). As of January  14, 2022, there were 34,951,078 shares of Vocera’s common stock issued and outstanding.

Item 2. Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of Vocera, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Item 1. Subject Company Information—Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Voice Merger Sub Corp. (“Purchaser”), a Delaware corporation and a direct or indirect wholly owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”), to purchase all of the outstanding Shares at a purchase price of $79.25 per Share (the “Offer Price”), net to the holder in cash, without interest, and subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of January 6, 2022, among Stryker, Purchaser and Vocera (as it may be amended from time to time, the “Merger Agreement”), the Offer to Purchase, dated January 25, 2022 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”).

Consummation of the Offer is subject to various conditions set forth in the Merger Agreement, including (i) there having been validly tendered in the Offer (and not properly withdrawn) prior to the Expiration Time (as defined below) that number of Shares that, when added to the Shares, if any, then owned by Stryker, Purchaser or any subsidiary of Stryker, would represent at least a majority of the Shares outstanding as of immediately following the consummation of the Offer, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) applicable to the purchase of Shares pursuant to the Offer and the consummation of the Merger, (iii) no legal restraint or prohibition being imposed by any government entity of competent jurisdiction or any law of any governmental entity in effect preventing or prohibiting the consummation of the Offer or the Merger, (iv) the accuracy of Vocera’s representations and warranties contained in the Merger Agreement, subject in certain respects to specified standards of materiality, (v) Vocera’s performance in all material respects of its obligations set forth in the Merger Agreement, (vi) since the date of the Merger Agreement, there not having been any change or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (vii) the Merger Agreement having not been terminated in accordance with its terms, and (viii) the other conditions set forth in Exhibit A to the Merger Agreement. The consummation of the Offer and Merger is not subject to a financing condition. The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Stryker with the Securities and Exchange Commission (the “SEC”) on January 25, 2022.

Following consummation of the Offer, Purchaser will merge with and into Vocera, with Vocera surviving as a direct or indirect wholly owned subsidiary of Stryker (the “Surviving Corporation”). This merger will be referred to herein as the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, will be referred to herein as the “Transactions.” In the Merger, each issued and outstanding Share that is not tendered and irrevocably accepted pursuant to the Offer (other than the Shares owned by Vocera immediately prior to the effective time of the Merger (the “Effective Time”), Shares that were owned by Stryker, Purchaser or any other subsidiary of Stryker as of the commencement of the Offer and is owned by Stryker, Purchaser or any other subsidiary of Stryker immediately prior to Effective Time, and Shares owned by any stockholder who is entitled to demand and has properly demands appraisal of such Shares pursuant to, and who has complied in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost such stockholder’s rights to such appraisal and payment under the DGCL with respect to such Shares) will be cancelled and converted automatically into the right to receive the Offer Price in cash and without interest, less any applicable withholding of taxes, on the terms and conditions set forth in the Merger Agreement.

The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), which permits completion of the Merger upon the irrevocable acceptance for payment by Purchaser in connection with the Offer of a number of Shares, when taken together with the Shares otherwise owned by Purchaser or its affiliates that equal at least such percentage of the stock of Vocera as would be required to adopt the Merger Agreement at a meeting of stockholders. In the case of Vocera, this will be a number of Shares that, when added to the Shares, if any, owned by Stryker, Purchaser or their respective subsidiaries represents one Share more than 50% of the number of Shares that are then issued and outstanding immediately prior to the Effective Time. If the Merger is effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of Vocera will be required to consummate the Merger.

Vocera does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. Subject to the satisfaction or waiver of certain limited conditions, the Merger will be effected as soon as practicable following the first acceptance of the Shares validly tendered and not properly withdrawn in the Offer (the “Offer Acceptance Time”). At the Effective Time, each issued and outstanding Share (other than (i) Shares tendered and irrevocably accepted for payment by Purchaser pursuant to the Offer, (ii) Shares that were owned by Stryker, Purchaser or any other subsidiary of Stryker as of the commencement of the Offer and owned by Stryker, Purchaser or any other subsidiary of Stryker immediately prior to the Effective Time, (iii) Shares owned by Vocera immediately prior to the Effective Time and (iv) Shares owned by any stockholder who is entitled to demand and has properly demanded appraisal of such Shares pursuant to, and who has complied in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost such stockholder’s rights to such appraisal and payment under the DGCL with respect to such Shares) will automatically be converted into the right to receive the Offer Price. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Vocera—Effect of the Offer and the Merger Agreement on Vocera Equity Incentive Plans, Vocera Compensatory Awards and the ESPP” below for a description of the treatment of Vocera stock options (other than rights under the ESPP (as defined below)) to purchase Shares granted under the Vocera Equity Incentive Plans (as defined below) or as a non-plan inducement award (“Options”), restricted stock units without performance-based metrics issued under the Vocera Equity Incentive Plans (“RSU”) and restricted stock units with performance-based metrics, terms or conditions issued under the Vocera Equity Incentive Plans (“PSUs”).

Purchaser expressly reserves the right to waive, in its sole discretion, in whole or in part, any condition of the Offer or modify the terms of the Offer, except that Vocera’s prior written approval is required for Purchaser to, and for Stryker to permit Purchaser to: (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) waive, amend or modify the Minimum Tender Condition (as defined in the Merger Agreement) or the condition that the Merger Agreement shall not have been validly terminated in accordance with its terms prior to the closing of the Offer, (iv) add conditions to the Offer or impose any other conditions on the Offer or amend, modify or supplement any conditions to the

Offer in any manner adverse to the holders of Shares, (v) except as otherwise provided in the Merger Agreement, terminate, extend or otherwise amend or modify the time at which the Offer will expire, (vi) otherwise amend or modify any of the terms of the Offer in any manner adverse to the holders of Shares or (vii) provide any “subsequent offering period” in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”).

Purchaser commenced (within the meaning of the applicable rules and regulations of the SEC) the Offer on January 25, 2022. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire one minute after 11:59 p.m., Eastern time, on February 22, 2022 (such time, or such subsequent time to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Time”). If at the Expiration Time any of the conditions to the Offer have not been satisfied or waived by Stryker or Purchaser, Purchaser shall extend the offer on one or more occasions in consecutive increments of not more than 10 Business Days (as defined in the Merger Agreement) each (or such longer period as Stryker and Vocera may agree) in order to permit the satisfaction of all Offer conditions, subject to certain specified circumstances in the Merger Agreement. In addition, if at the Expiration Time each condition to the Offer (other than the Minimum Tender Condition and the Offer condition relating to Stryker’s receipt of a certificate from Vocera to the effect that certain Offer conditions do not exist and have not occurred, which only needs to be capable of being satisfied) shall have been satisfied or waived, Purchaser shall have no obligation to (but Purchaser or Stryker may elect to and if so requested by Vocera, Purchaser shall, and Stryker shall cause Purchaser to), extend the Offer for one or more consecutive increments of such duration as requested by Vocera but not more than 10 Business Days each (or for such longer period as may be agreed to by Stryker and Vocera), subject to certain limitations specified in the Merger Agreement (including that any such extension may not be requested by Vocera on more than two occasions). Purchaser shall also be required to extend the Offer for minimum period required by any rule, regulation or interpretation of the SEC or New York Stock Exchange. However, in no circumstances will Purchaser be required to extend the Offer beyond the Outside Date (as defined in the Merger Agreement).

For the reasons described in more detail below, the board of directors of Vocera (the “Board”) unanimously recommends that Vocera’s stockholders accept the Offer and tender their Shares pursuant to the Offer. See “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for Recommendation—Reasons for the Recommendation of the Vocera Board.”

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal as well as the full text of the Merger Agreement. Copies of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference. Copies of certain letters distributed by Stryker in connection with the Offer as well as Stryker’s Summary Advertisement published in the New York Times are filed as Exhibits (a)(1)(C), (a)(1)(D) and (a)(1)(E), respectively, to this Schedule 14D-9. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

As set forth in the Schedule TO, the principal executive offices of Stryker and Purchaser are located at c/o Stryker Corporation, 2825 Airview Boulevard, Kalamazoo, Michigan 49002. The business telephone number for each of Stryker and Purchaser is (269) 385-2600.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and this Schedule 14D-9 (including certain referenced documents), can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of Vocera, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between

Vocera or its affiliates, on the one hand, and (1) its executive officers, directors or affiliates or (2) Stryker or Purchaser or their respective executive officers, directors or affiliates, on the other hand. The Board was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Relationship with Stryker and Purchaser

Merger Agreement

On January 6, 2022, Vocera, Stryker and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement governs the contractual rights among Vocera, Stryker and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as Exhibit (e)(1) to this Schedule 14D-9 to provide Vocera’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations, warranties and covenants made by Vocera to Stryker and Purchaser and representations, warranties and covenants made by Stryker and Purchaser to Vocera. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Vocera, Stryker or Purchaser in Vocera’s public reports filed with the SEC. The representations and warranties contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were (except as expressly set forth therein) solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, the assertions embodied in these representations, warranties and covenants are qualified by information in a confidential disclosure letter provided by Vocera to Stryker and Purchaser in connection with the signing of the Merger Agreement. This disclosure letter contains information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the Merger Agreement. In addition, certain representations, warranties and covenants in the Merger Agreement were used for the purpose of allocating risk among Vocera, Stryker and Purchaser, rather than establishing matters of fact. Accordingly, the representations, warranties and covenants in the Merger Agreement may not constitute the actual state of facts about Vocera, Stryker or Purchaser. Vocera’s stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Vocera, Stryker, Purchaser or any of their respective subsidiaries or affiliates.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Non-Disclosure Agreement

Stryker and Vocera entered into a Mutual Non-Disclosure Agreement on December 12, 2021 (the “Non-Disclosure Agreement”). Under the terms of the Non-Disclosure Agreement, Stryker and Vocera agreed that, subject to certain exceptions, certain confidential information made available by Vocera to Stryker will not be disclosed or used for any purpose other than to discuss and evaluate a possible negotiated strategic transaction involving Stryker and Vocera. Additionally, Stryker agreed that, subject to certain exceptions, Stryker would not solicit for employment certain employees of Vocera for a period of 12 months from the date of the Non-Disclosure Agreement. Stryker also agreed, among other things, to certain “standstill” provisions which prohibit Stryker and its representatives from taking certain actions involving or with respect to Vocera or the Shares for a period ending on the 12-month anniversary of the date of the Non-Disclosure Agreement. The Non-Disclosure Agreement provided that these “standstill” provisions would expire upon the occurrence of specified events, including Vocera’s entry into an agreement with a third party providing for an acquisition of Vocera, or the commencement of a tender offer for 50% or more of Vocera’s equity securities that the Board fails to recommend that its stockholders reject within 10 business days from commencement of such offer.

This summary and description of the Non-Disclosure Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Non-Disclosure Agreement, a copy of which has been filed as Exhibit (e)(2) to the Schedule TO and which and is incorporated herein by reference.

Non-Compete Agreements

In connection with the Transactions, certain of Vocera’s executive officers may enter into non-competition agreements with Stryker or Purchaser, pursuant to which such executive officers would agree to refrain from competing with Vocera’s business for a designated period of time.

Arrangements with Current Executive Officers and Directors of Vocera

Overview

In considering the recommendation of the Board set forth under the caption “Item 4. The Solicitation or Recommendation—Recommendation of the Board,” Vocera’s stockholders should be aware that certain of Vocera’s executive officers and directors may be considered to have interests in the Transactions that may be different from, or in addition to, those of Vocera’s stockholders generally. The Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the Transactions and recommending that Vocera’s stockholders accept the Offer and tender their Shares in the Offer.

The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between Vocera and its executive officers or directors that relate to the Transactions. The following summaries are qualified in their entirety by reference to (1) the Merger Agreement; (2) Vocera’s 2012 Equity Incentive Plan (the “2012 Plan”), Vocera’s 2021 Equity Incentive Plan (the “2021 Plan”) and Vocera’s 2020 Equity Inducement Plan (the “2020 Equity Inducement Plan” and, together with the 2012 Plan and 2021 Plan, the “Vocera Equity Incentive Plans”) and Vocera’s Amended and Restated 2012 Employee Stock Purchase Plan (the “ESPP”); (3) the award agreements governing the Vocera Compensatory Awards (as defined below) held by Vocera’s executive officers and directors and (4) the Change of Control Severance Agreements with the executive officers. For further information with respect to the arrangements between Vocera and its executive officers, see the information included under the caption “—Golden Parachute Compensation.” The Vocera Equity Incentive Plans and the related forms of award agreements, the ESPP and the form of Change of Control Severance Agreement are filed as Exhibits (e)(4) through (e)(9) to this Schedule 14D-9 and are incorporated herein by reference.

Vocera’s current executive officers are as follows:

Name	Title
Brent D. Lang	Chief Executive Officer and Chairman
Steven J. Anheier	Chief Financial Officer
Douglas A. Carlen	General Counsel
M. Bridget Duffy	Chief Medical Officer
Paul T. Johnson	Chief Commercial Officer

Consideration for Shares Tendered Pursuant to the Offer

Under the terms of the Merger Agreement, Vocera’s executive officers and directors would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of Vocera. As of January 14,

2022, the executive officers and directors of Vocera named in the “Table of Share-Related Payments” below beneficially owned, directly or indirectly, in the aggregate, 641,360 Shares (excluding for this purpose Shares underlying Vocera Compensatory Awards, which are set forth separately in the “Table of Equity-Related Payments” below). If the executive officers and directors were to tender all Shares beneficially owned, directly or indirectly, by them as of January 14, 2022, for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then such executive officers and directors would receive the Offer Price in cash without interest (the “Merger Consideration”) for each such Share, and in aggregate, approximately $50.8 million, before deduction of applicable withholding taxes, if any. To the knowledge of Vocera, each of Vocera’s executive officers and directors currently intends to tender all of his or her Shares in the Offer.

The following table sets forth, as of January 14, 2022, the consideration that each executive officer and director and his or her affiliates would be entitled to receive in respect of outstanding Shares beneficially owned by him, her or it (excluding for this purpose Shares underlying Vocera Compensatory Awards, which are set forth separately in the “Table of Equity-Related Payments” below) assuming such individual or his or her affiliate were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser. These numbers do not reflect any future share issuances or dispositions that may occur between January 14, 2022 and the Effective Time.

Table of Share-Related Payments

Name	Number of Shares Owned (#)	Total Offer Price Payable for Shares ($)
Executive Officers(1)
Brent D. Lang(2)	252,045	19,974,566
Steven J. Anheier	3,969	314,543
M. Bridget Duffy	13,343	1,057,433
Paul T. Johnson	64,558	5,116,222
Douglas A. Carlen	29,485	2,336,686
Justin R. Spencer	54,452	4,315,321

Non-Employee Directors
Michael Burkland	40,558	3,214,222
Julie Iskow	12,041	954,249
Howard E. Janzen	48,687	3,858,445
Alexa King	37,729	2,990,023
John N. McMullen	20,950	1,660,288
Sharon L. O’Keefe	39,687	3,145,195
Ronald A. Paulus	11,815	936,339
Bharat Sundaram	12,041	954,249

(1)

Under relevant SEC rules, Vocera is required to provide information in this table with respect to Vocera’s executive officers, including without limitation its named executive officers for the fiscal year ended December 31, 2021. Justin R. Spencer is considered a named executive officer because he served as a Vocera principal financial officer during Vocera’s fiscal year ended December 31, 2021, but he is no longer employed at Vocera as of the date of this Schedule 14D-9.

(2)	Mr. Lang’s holdings consist of 252,045 Shares held by the Lang Van Schaack Family Revocable Trust.

Effect of the Offer and the Merger Agreement on Vocera Equity Incentive Plans, Vocera Compensatory Awards and the ESPP

The discussion below describes the treatment of Vocera’s outstanding Options, RSUs and PSUs (collectively, the “Vocera Compensatory Awards”) in the Transactions.

Vocera Equity Incentive Plans

The Vocera Equity Incentive Plans will be terminated at the Effective Time and will not be assumed by Stryker.

Treatment of Vocera Options

All outstanding Options are fully vested and exercisable pursuant to their terms as of January 14, 2022. At the Effective Time, each Option that is then outstanding will be canceled and the optionholder will be entitled to receive an amount in cash, without interest, less any applicable tax withholding, equal to (x) the number of Shares issuable under such Option multiplied by (y) the excess, if any, of (A) the Merger Consideration over (B) the per share exercise price of such Option (the “Option Cash Consideration”). Any outstanding Option that has an exercise price that equals or exceeds the Merger Consideration will be canceled for no consideration at the Effective Time. Stryker will cause the Surviving Corporation to pay the Option Cash Consideration at or reasonably promptly (generally no later than 5 business days) after the Effective Time, in accordance with the terms of the Merger Agreement.

Treatment of Vocera Restricted Stock Units and Performance-Based Restricted Stock Units

As of immediately prior to the Effective Time, each RSU and PSU (after giving effect to the PSU Achievement Calculation (as defined below)) that is outstanding and unvested will not be assumed by Stryker, and as a result under the terms of the applicable Vocera Equity Incentive Plan and the Merger Agreement, will become immediately vested in full. At the Effective Time (after giving effect to such accelerated vesting), each such vested RSU and PSU will be canceled and the holder thereof will be entitled to receive an amount in cash, without interest, less any applicable tax withholding, equal to the number of Shares issuable under such RSU or PSU multiplied by the Merger Consideration (collectively, the “RSU Cash Consideration”). Stryker will cause the Surviving Corporation to pay the RSU Cash Consideration at or reasonably promptly (generally no later than 5 business days) after the Effective Time, in accordance with the terms of the Merger Agreement.

The achievement of applicable performance metrics of each PSU (or portion thereof) that is outstanding and unvested for which the performance period has not been completed as of the Effective Time will, as of immediately prior to the Effective Time, be determined in good faith by the Vocera Board or a committee thereof in accordance with the terms of the PSU award agreements by multiplying the target number of Shares subject to the PSU by the applicable multiplier based on actual performance measured from the grant date of the applicable PSU through the last trading day immediately preceding the day the Effective Time occurs and using the Merger Consideration as Vocera’s share price with respect to the performance goals, which are based on total shareholder return. The resulting number of Shares subject to each PSU will be reduced by the number of Shares, if any, earned and paid with respect to any previously completed performance periods applicable to such PSU. However, for any performance period that has been completed prior to the Effective Time, but for which the performance achievement has not yet been determined as of prior to the Effective Time, the Vocera Board or a committee thereof will determine in good faith the performance achievement and the resulting number of Shares eligible to vest on the applicable vesting date prior the Effective Time based on actual performance of the applicable performance goals as set forth under the applicable award agreement. Based on the Merger Consideration, the applicable performance metrics for all outstanding PSUs are expected to be achieved at the maximum level and the maximum number of Shares subject to each PSU is expected to be eligible to vest as of immediately prior to the Effective Time as discussed above (the “PSU Achievement Calculation”).

Table of Equity-Related Payments

The following table shows the estimated cash amounts that each executive officer and director of Vocera would be eligible to receive (before deduction of applicable withholding taxes) in connection with the Merger with regard to (i) the number of Options (all of which are vested), (ii) the number of unvested RSUs and (iii) the number of unvested PSUs (after giving effect to the PSU Achievement Calculation), as applicable, held by each such executive officer and director, as applicable. As noted above, all then-unvested outstanding RSUs and PSUs (after giving effect to the PSU Achievement Calculation) will be accelerated immediately prior to the Effective Time.

The estimated cash values in the table below are based on the Merger Consideration of $79.25 per Share. The table also assumes that the number of vested and unvested outstanding Vocera Compensatory Awards held by each Vocera executive officer and director at the Effective Time will equal the number of vested and unvested Vocera Compensatory Awards that were outstanding as of January 14, 2022, the latest practicable date to determine such amounts before the filing of this Schedule 14D-9. Accordingly, these numbers do not reflect any future grants, exercises, forfeitures or additional vesting that may occur between January 14, 2022 and the Effective Time. The table also reflects the fact that as of January 14, 2022, there were no vested and unsettled RSUs and PSUs.

	Vested Options		Unvested RSUs		Unvested PSUs
Name	Number of Underlying Shares (#)(1)	Cash Consideration Payable ($)(2)	Number of Underlying Shares (#)(3)	Cash Consideration Payable ($)(4)	Number of Underlying Shares (#)(5)	Cash Consideration Payable ($)(6)	Total Cash Consideration Payable ($)(7)
Executive Officers:
Brent D. Lang	3	199	193,496	15,334,558	254,184	20,144,082	35,478,839
Steven J. Anheier	—	—	29,273	2,319,885	40,874	3,239,265	5,559,150
Douglas A. Carlen	—	—	50,114	3,971,535	54,266	4,300,581	8,272,116
M. Bridget Duffy	—	—	50,114	3,971,535	54,266	4,300,581	8,272,116
Paul T. Johnson	48,552	3,088,754	66,568	5,275,514	87,649	6,946,183	15,310,451
Justin R. Spencer	—	—	—	—	—	—	—

Non-Employee Directors:
Michael Burkland	—	—	4,379	347,036	—	—	347,036
Julie Iskow	—	—	4,379	347,036	—	—	347,036
Howard E. Janzen	—	—	4,379	347,036	—	—	347,036
Alexa King	—	—	4,379	347,036	—	—	347,036
John N. McMullen	—	—	4,379	347,036	—	—	347,036
Sharon L. O’Keefe	—	—	4,379	347,036	—	—	347,036
Ronald A. Paulus	—	—	4,379	347,036	—	—	347,036
Bharat Sundaram	—	—	4,379	347,036	—	—	347,036

(1)	This column includes the number of Shares subject to vested Options that are being converted into a right to receive the Option Cash Consideration. All Options are fully vested as of January 14, 2022.
(2)

The estimated value in this column is equal to the number of Shares underlying such vested Options multiplied by the excess of (A) the Merger Consideration over (B) the per share exercise price of such vested Option.

(3)	This column includes the total number of Shares subject to the unvested RSUs.
(4)	The estimated value in this column is equal to the number of Shares underlying such unvested RSUs, multiplied by the Merger Consideration.
(5)	This column includes the total number of Shares subject to unvested PSUs (after giving effect to the PSU Achievement Calculation, which reflects maximum performance).
(6)

The estimated value in this column is equal to the number of Shares subject to the unvested PSUs (after giving effect to the PSU Achievement Calculation, which reflects maximum performance) multiplied by the Merger Consideration.

(7)

The estimated value in this column is equal to total of the amounts in payable for the vested Options, unvested RSUs and unvested PSUs (after giving effect to the PSU Achievement Calculation) as set forth in this table.

Vocera ESPP

Pursuant to the Merger Agreement, the ESPP will terminate immediately before the Effective Time. No new participants will be permitted to enroll in the ESPP and current participants may not increase their payroll deductions or purchase elections from those in effect as of January 6, 2022. Except for the offering period under the ESPP that is in effect on January 6, 2022, which commenced on November 15, 2021 and ends on May 14, 2022 (the “Final Offering Period”), no new offering period will be commenced following January 6, 2022. If the Effective Time occurs during the Final Offering Period, the Final Offering Period will terminate on the day immediately preceding the day on which Purchaser first irrevocably accepts for purchase the Shares tendered in the Offer, and the purchase date applicable to the Final Offering Period will accelerate and occur on such date with respect to any then-outstanding purchase rights. All amounts allocated to each participant’s account under the ESPP at the end of the Final Offering Period will be used to purchase Shares under the terms of the ESPP for such Final Offering Period, and such Shares will be canceled at the Effective Time in exchange for the right to receive an amount in cash equal to such number of Shares multiplied by the Merger Consideration.

Agreements or Arrangements with Executive Officers of Vocera

Vocera has entered into a Change of Control Severance Agreement with its executive officers, each of which provides for the following severance and separation benefits upon a termination of the executive officer’s employment without “cause” or by the executive officer for “good reason” (as such terms are defined in each executive officer’s Change of Control Severance Agreement) within the period commencing two months prior to a change in control of Vocera and ending 12 months following a change in control of Vocera (the “Change in Control Period”), subject to the executive officer’s execution and non-revocation of a release of claims in favor of Vocera, Stryker, and related persons:

•

150% of the executive officer’s then-current annual base salary, payable in a lump sum, for Mr. Lang (or 100% in the case of Mr. Johnson and Mr. Anheier, and 75% in the case of Ms. Duffy and Mr. Carlen);

•

150% of the greater of the executive officer’s target bonus for the year of termination or the amount of bonus paid to the executive officer in the prior year, payable in a lump sum, for Mr. Lang (or 100% in the case of Mr. Johnson and Mr. Anheier, and 75% in the case of Ms. Duffy and Mr. Carlen);

•

Health benefits continuation (through COBRA or otherwise) with respect to the executive officer and their covered spouse and dependents for 18 months following termination for Mr. Lang (or 12 months in the case of Mr. Johnson and Mr. Anheier, and 9 months in the case of Ms. Duffy and Mr. Carlen), in each case, at the same cost to the executive officer as the executive officer paid for such benefits prior to termination of employment; and

•

100% acceleration of vesting of all then-outstanding equity awards (after giving effect to the PSU Achievement Calculation) for Mr. Lang, Mr. Johnson and Mr. Anheier (or 50% in the case of Ms. Duffy and Mr. Carlen).

The Merger will constitute a change of control for purposes of the Change of Control Severance Agreements.

The Change of Control Severance Agreements also provide for a “best-net” after-tax Section 280G of the Code (“Section 280G”) cutback, whereby in the event any amounts provided for in the Change of Control Severance Agreements or otherwise payable to the executive officer would constitute “parachute payments” within the meaning of Section 280G, and could be subject to the related excise tax, the executive officer will be entitled to receive either full payment of benefits or such lesser amount which would result in no portion of the benefits being subject to an excise tax, whichever results in the greater amount of after-tax benefits to the executive officer.

The Change of Control Severance Agreements also provide for severance upon a termination of employment without “cause” or, for Mr. Lang, “good reason” occurring outside of the Change in Control Period, which severance is not described in this Schedule 14D-9.

In addition, PSUs granted on June 1, 2020 and July 1, 2021 to the executive officers, as applicable, provide that in the event of a “corporate transaction,” as defined in the applicable Vocera Equity Incentive Plan, before the end of any of the performance periods, the achievement of applicable performance metrics of the PSU (or portion thereof) will be determined in good faith by the Board or a committee thereof in accordance with the terms of the PSU award agreements by multiplying the target number of Shares subject to the PSU by the applicable multiplier based on actual performance measured from the grant date of the applicable PSU through the last trading day immediately preceding the closing date of the corporate transaction (the “CIC Performance Period”) and using the price per share paid to stockholders in such corporate transaction, reduced by the number of Shares, if any, earned and paid with respect to any previously completed performance periods applicable to such PSU. This determination is referred to above as the PSU Achievement Calculation. A prorated number of the PSUs earned in respect of the CIC Performance Period will be vested upon the closing of the corporate transaction, and the remaining PSUs earned in respect of the CIC Performance Period will vest in equal installments on the remaining original performance period end dates, subject to the executive officer’s employment on such dates (the “Time-Vesting PSUs”). In the event of a termination without cause or resignation for good reason during the Change of Control Period, the Time-Vesting PSUs will accelerate as provided under the Change of Control Severance Agreements. However, in the event that the PSUs are not assumed or replaced by the successor entity in connection with the corporate transaction, any PSUs that are earned upon the corporate transaction as described in this paragraph will become vested immediately prior to the corporate transaction, as is the case with respect to the Transaction.

As described above, in the section entitled “—Effect of the Offer and the Merger Agreement on Vocera Equity Incentive Plans, Vocera Compensatory Awards and the ESPP,” in accordance with the Merger Agreement, all then-outstanding and unvested RSUs and PSUs (after giving effect to the PSU Achievement Calculation) will not be assumed by Stryker, and as a result under the terms of the applicable Vocera Equity Incentive Plan and the Merger Agreement, will become immediately vested in full and be cashed out in the Transaction.

Agreements or Arrangements with Directors of Vocera

Vocera’s 2021 Plan provides that all then-outstanding and unvested Vocera equity awards granted to non-employee directors will accelerate and vest in full immediately prior to a change in control. The consummation of the Transactions will constitute a “corporate transaction” under the 2021 Plan. As noted above in the section entitled “—Effect of the Offer and the Merger Agreement on Vocera Equity Incentive Plans, Vocera Compensatory Awards and the ESPP,” all then-outstanding and unvested Vocera RSUs (whether or not held by non-employee directors) will accelerate and vest in full immediately prior to the Effective Time and be cashed out in the Transaction.

Effect of Merger Agreement on Employee Benefits

For a period of 12 months following the Effective Time, Stryker will provide or cause the Surviving Corporation to provide to each individual who is employed by Vocera or one of its subsidiaries immediately prior to the Effective Time and who continues employment with Stryker or the Surviving Corporation (each, a “Company Employee”): (1) at least the same level of base salary or base hourly wage, as applicable, that was provided to each such Company Employee immediately prior to the Effective Time; (2) a cash incentive compensation opportunity that is at least equal (including with respect to individual target bonus levels) to that provided to each such Company Employee immediately prior to the Effective Time; (3) employee benefits (other than equity and equity-based awards and defined benefit or non-qualified arrangements) that are no less favorable in the aggregate than the employee benefits (other than equity and equity-based awards and defined benefit or non-qualified arrangements) provided to similarly situated employees of Stryker or its affiliates and (4) upon a termination without cause of a Company Employee, severance benefits that are no less favorable than (x) those provided to similarly situated employees of Stryker or its affiliates, (y) as applicable, those provided pursuant to certain severance agreements set forth on the Company Disclosure Letter (as defined in the Merger Agreement) or (z) those required by applicable law.

For any Company Employee whose employment is terminated at the Effective Time, if any, Stryker will provide such employee with the severance benefits under a formula described in the applicable section of the Company Disclosure Letter, or any higher amount of severance and/or termination payments or benefits provided pursuant to certain severance agreements as included in the Company Disclosure Letter or as required by applicable law; subject to such employee’s execution and non-revocation of a release of claims (unless such severance benefits are payable pursuant to applicable law without execution of a release of claims).

With respect to any employee benefit plan maintained by Stryker or any of its subsidiaries in which any Company Employee will participate, Stryker will, or will cause the Surviving Corporation to, recognize all service of the Company Employees with Vocera or any Vocera subsidiary for purposes of determining vesting, eligibility and level of benefits purposes (but not for accrual purposes, except for vacation and severance, excluding, for the avoidance of doubt, with respect to any defined benefit pension plan or post-retirement or post-termination health, medical or life insurance benefits), in each case except to the extent that recognizing such service would result in a duplication of benefits and subject to applicable law and tax qualification requirements.

Stryker will, or will cause the Surviving Corporation to, give appropriate credit to Company Employees (and their eligible dependents) under welfare benefit plans by, to the extent permitted under such plans and by applicable law, (1) waiving all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements to the extent such limitations were satisfied to such employees or eligible dependents or beneficiaries under analogous Vocera welfare plans in which such employees participated; (2) waiving any waiting period requirement to the extent waived in an analogous Vocera benefit plan; and (3) providing Company Employees with credit for any co-payments and deductibles paid in the plan year in which the Effective Time occurs with respect to an analogous Stryker benefit plan, provided, however, that Stryker’s obligations will be subject to its receipt of certain necessary information. In addition, to the extent that any Company Employee has begun a course of treatment with a physician or other service provider who is considered “in network” under a Vocera benefit plan and such course of treatment is not completed prior to the Effective Time, Stryker will use commercially reasonable efforts to arrange for transition care, whereby such Company Employee may complete the applicable course of treatment with the pre-Effective Time physician or other service provider at “in network” rates.

Before the Effective Time, Vocera will take such actions as Stryker may reasonably request to enable the Surviving Corporation to effect such actions relating to Vocera’s 401(k) plan (the “401(k) Plan”) and any Vocera benefit plan that is subject to Section 409A of the Code as Stryker may deem necessary or appropriate, including amending and/or terminating the 401(k) Plan or any such other plan before the Effective Time, subject to the terms of the applicable plan and applicable law and provided that such action does not preclude the immediate participation of the Company Employees in any successor 401(k) plan or other replacement plan.

Nothing in the Merger Agreement (i) constitutes an amendment of any benefit plan, (ii) creates any third-party beneficiary rights with respect to any such employee matters or (iii) requires Stryker or Vocera to retain any employee for any period of time. Notwithstanding the foregoing, following the Effective Time, Vocera’s stockholders may enforce certain provisions in the Merger Agreement solely to the extent necessary to receive the Merger Consideration to which such holders are entitled to thereunder, and, solely as relates to any holders of awards under the Vocera Equity Incentive Plans, to enforce their rights to receive payments for their Vocera Compensatory Awards and under the ESPP in accordance with the Merger Agreement, as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Effect of the Offer and the Merger Agreement on Vocera Equity Incentive Plans, Vocera Compensatory Awards and the ESPP.”

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, Vocera’s directors and officers (including each Vocera’s executive officers) will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from Vocera for a period of time following the Effective Time. Such indemnification and insurance coverage is further described below in the section entitled “—Effect of the Merger on Director and Officer Indemnification and Insurance.”

Golden Parachute Compensation

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation and benefits that is based upon or otherwise related to the Transactions for each of Vocera’s named executive officers who were designated as “named executive officers” in the Definitive Proxy Statement filed on April 15, 2021, and Vocera’s current Chief Financial Officer. These individuals will also be the named executive officers for the Vocera fiscal year ended December 31, 2021.

For purposes of calculating the potential payments set forth in the table below, Vocera has assumed that (i) the Effective Time occurs on January 14, 2022 (which is the assumed date solely for the purposes of this golden parachute compensation disclosure); (ii) each named executive officer’s employment is terminated by Vocera without cause or by the named executive officer for good reason at the Effective Time and (iii) each executive officer’s unvested RSUs and PSUs held on January 14, 2022 will equal the number of unvested Vocera RSUs and PSUs held by such executive officer at the Effective Time (such that any vesting or forfeitures occurring between January 14, 2022 and the Effective Time will not be captured in the table below). Severance payments have been calculated based on the named executive officer’s current base salary, the greater of the executive officer’s current target bonus opportunity or the executive officer’s actual bonus received with respect to 2021, and estimated maximum benefits that could be payable under Vocera’s benefit plans. None of Vocera’s named executive officers will receive pension or non-qualified deferred compensation in connection with the Merger. Regardless of the manner in which each named executive officer’s employment terminates, each named executive officer is entitled to receive amounts already earned during the term of his or her employment, such as base salary earned through the date of termination, and any such earned amounts are not included in the table below.

The amounts shown in the table below do not attempt to quantify any reduction that may result from any “best-net” Section 280G cutback as described above in the section entitled “—Agreements or Arrangements with Executive Officers of Vocera” or any actions that may be taken to mitigate the impact of Section 280G. The amounts shown in the table below are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment or upon the Effective Time, as applicable, can only be determined at the actual time of such termination or upon the Effective Time, as applicable, and accordingly the ultimate values to be received by a named executive officer in connection with the Merger may differ from the amounts set forth below.

The calculation in this table below does not include amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of executive officers and that are available generally to all of Vocera’s salaried employees.

For additional details regarding the terms of the payments quantified below, see the section entitled “—Agreements or Arrangements with Executive Officers of Vocera” and the section entitled “—Effect of the Offer and the Merger Agreement on Vocera Equity Incentive Plans, Vocera Compensatory Awards and the ESPP,” which such descriptions are incorporated herein by reference.

Golden Parachute Compensation

Name(1)	Cash ($)(1)	Equity ($)(2)	Perquisites/Benefits ($)(3)	Total ($)(4)
Brent D. Lang	1,711,884	35,478,640	51,561	37,242,085
Steven J. Anheier	512,328	5,559,150	43,158	6,114,636
Douglas A. Carlen	337,397	8,272,115	32,369	8,641,881
M. Bridget Duffy	359,598	8,272,115	22,805	8,654,518
Paul T. Johnson	565,830	12,221,697	43,158	12,830,685
Justin R. Spencer	—	—	—	—

(1)

Under relevant SEC rules, Vocera is required to provide information in this table with respect to Vocera’s named executive officers for the fiscal year ended December 31, 2021. Justin R. Spencer is considered a named executive officer because he served as a Vocera principal financial officer during Vocera’s fiscal year ended December 31, 2021, but he is no longer employed at Vocera as of the date of this Schedule 14D-9. Mr. Spencer will not receive any “golden parachute compensation” based on or otherwise related to the Transactions.

(1)

Cash. Represents the value of the maximum cash severance payments payable under the applicable named executive officer’s Change of Control Severance Agreement (i.e., the cash severance payments payable upon a termination of employment without cause or a resignation for good reason during the Change in Control Period, provided that the executive signs and does not revoke a release of claims in connection with such termination), as described above in the section entitled “—Agreements or Arrangements with Executive Officers of Vocera.” The severance amounts in this column are all “double trigger” in nature, which means that payment of these amounts is conditioned upon a qualifying termination of employment within the Change in Control Period. They are generally payable as a lump sum within 60 days of termination of employment. The table below sets forth the breakdown of these components for each named executive officer, calculated based on the values in effect on January 14, 2022.

Name	Annual Base Salary ($)	Greater of 2021 Actual Bonus or 2022 Target Bonus ($)	Severance Multiple	Total ($)
Brent D. Lang	516,000	$625,256	150%	1,711,884
Steven J. Anheier	325,000	$187,328	100%	512,328
Douglas A. Carlen	303,000	$146,862	75%	337,397
M. Bridget Duffy	358,000	$121,464	75%	359,598
Paul T. Johnson	372,000	$193,830	100%	565,830
Justin R. Spencer	—	—	—	—

As described above in the section entitled “—Agreements or Arrangements with Executive Officers of Vocera,” the value of the severance payments payable to each named executive officer under such officer’s Change of Control Severance Agreement will be lower in the event of a qualifying termination of employment outside of the Change in Control Period. Such reduced amounts are not shown in the table above or below.

(2)

Equity. Represents the maximum aggregate payments to be made in respect of unvested RSUs and unvested PSUs (after giving effect to the PSU Achievement Calculation) at the Effective Time. All Options are currently fully vested and are therefore not included in the table above.

The treatment of unvested RSUs and unvested PSUs (after giving effect to the PSU Achievement Calculation) in the Transactions is described above in the section entitled “—Effect of the Offer and the Merger Agreement on Vocera Equity Incentive Plans, Vocera Compensatory Awards and the ESPP,” and the values attributable to such awards in this column assume each named executive officer’s unvested RSUs and unvested PSUs (after giving effect to the PSU Achievement Calculation) accelerate pursuant to the

Merger Agreement immediately prior to the Effective Time. The acceleration is therefore “single-trigger” in nature, meaning that it will occur immediately upon the consummation of the Merger, whether or not employment is terminated.

The estimated number of shares subject to unvested RSUs and unvested PSUs (after giving effect to the PSU Achievement Calculation, assuming maximum performance) that will accelerate at the Effective Time and the associated RSU Cash Consideration and PSU Cash Consideration are quantified for each named executive officer in the table below and are calculated based on outstanding equity awards held as of January 14, 2022.

Name	Unvested RSUs Subject to Acceleration (#)	RSU Cash Consideration for Unvested RSUs ($)	Unvested PSUs Subject to Acceleration (#)	PSU Cash Consideration for Unvested PSUs ($)
Brent D. Lang	193,496	15,334,558	254,184	20,144,082
Steven J. Anheier	29,273	2,319,885	40,874	3,239,265
Douglas A. Carlen	50,114	3,971,535	54,266	4,300,581
M. Bridget Duffy	50,114	3,971,535	54,266	4,300,581
Paul T. Johnson	66,568	5,275,514	87,649	6,946,183
Justin R. Spencer	—	—	—	—

The RSU Cash Consideration and the PSU Cash Consideration attributable to the acceleration of the unvested RSUs and unvested PSUs is equal to the number of Shares issuable under such RSUs and PSUs (after giving effect to the PSU Achievement Calculation, assuming maximum performance) multiplied by the Merger Consideration. As noted above in the section entitled “—Effect of the Offer and the Merger Agreement on Vocera Equity Incentive Plans, Vocera Compensatory Awards and the ESPP,” the RSU Cash Consideration and the PSU Cash Consideration will generally be paid in cash within five business days following the Effective Time (subject to applicable withholding).

(3)

Perquisites/Benefits. Represents the highest estimated value of COBRA payments to which each named executive officer may become entitled under his or her Change of Control Severance Agreement, as described in greater detail above in the section entitled “—Agreements or Arrangements with Executive Officers of Vocera.” The values in the table assume such COBRA payments are made pursuant to a qualifying termination of employment immediately after the Effective Time. The amounts in this column are all “double trigger” in nature, which means that payment of these amounts is conditioned upon a qualifying termination within the Change in Control Period.

As described above in the section entitled “—Agreements or Arrangements with Executive Officers of Vocera,” if the executive officer experiences a qualifying termination outside of the Change in Control Period, the COBRA payments will be lower than the values described in the table immediately above.

Effect of the Merger on Director and Officer Indemnification and Insurance

Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to its directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

As permitted by the DGCL, Vocera’s restated certificate of incorporation contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director to the fullest extent permitted by law.

Vocera’s restated certificate of incorporation and amended and restated bylaws (as applicable) also provide that:

•	Vocera will indemnify its directors and executive officers to the fullest extent permitted by the DGCL, subject to very limited exceptions;

•	Vocera may enter into indemnification contracts with any of its directors, officers, employees or agents;

•

Vocera is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to very limited exceptions; and

•	the rights conferred in the restated bylaws are not exclusive.

Vocera’s restated certificate of incorporation and amended and restated bylaws also permit it to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions as Vocera’s officer, director, employee or agent, regardless of whether Delaware law would permit indemnification.

In addition, Vocera has entered into indemnity agreements with each of its current directors and executive officers to provide these directors and executive officers with additional contractual assurances regarding the scope of the indemnification set forth in Vocera’s restated certificate of incorporation and restated bylaws and to provide additional procedural protections. The indemnification provisions in Vocera’s restated certificate of incorporation and restated bylaws and the indemnity agreements entered into between Vocera and each of its directors and executive officers may be sufficiently broad to permit indemnification of Vocera’s directors and executive officers for liabilities arising under the Securities Act. This description of the indemnity agreements entered into between Vocera and each of its directors and executive officers is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(12) hereto, which is incorporated herein by reference.

The Merger Agreement provides that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses with respect thereto) existing in favor of any person who is or prior to the Effective Time becomes, or has been at any time prior to the date of the Merger Agreement, a director or officer of Vocera (each, an “Indemnified Party”) as provided in Vocera’s restated certificate of incorporation or amended and restated bylaws or any indemnification agreement between such Indemnified Party and Vocera that was in effect as of January 6, 2022 and was made available to Stryker prior to execution of the Merger Agreement (i) shall be assumed by the Surviving Corporation, without further action, at the Effective Time, (ii) shall survive the Merger, (iii) shall continue in full force and effect in accordance with their terms with respect to any claims against any such Indemnified Party arising out of acts or omissions occurring at or prior to the Effective Time and (iv) for a period of six years following the date of the Merger Agreement, shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party with respect to acts or omissions occurring at or prior to the Effective Time. Stryker has agreed to ensure that the Surviving Corporation complies with and honors the foregoing obligations.

The Merger Agreement further provides that at or prior to the Effective Time, Vocera may, in consultation with Stryker, obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Transactions) for the period beginning upon the Offer Acceptance Time and ending six years from the Effective Time, covering each Indemnified Party and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, in the aggregate, no less favorable to any Indemnified Party than those of Vocera’s directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement (the “Existing D&O Policies”); provided that the maximum aggregate premium for such “tail” insurance policies shall not exceed 300% of the aggregate annual premium payable by Vocera for coverage for its current fiscal year under the Existing D&O Policies.

The rights to advancement, exculpation and indemnification in the preceding two paragraphs will survive the consummation of the Merger and from and after the Offer Acceptance Time are intended to benefit, and will be enforceable by, each Indemnified Party and his or her heirs or representatives.

Section 16 Matters

Vocera agreed it will take all reasonable steps as may be required to cause any dispositions or cancellations or deemed dispositions or cancellations of Vocera equity securities (including derivative securities) in connection with the Merger Agreement or the Transactions by each individual who is a director or officer of Vocera subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.

Rule 14d-10 Matters

Vocera has agreed that prior to the Expiration Time, the compensation committee of the Board shall cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any and all employment compensation, severance or other employee benefit arrangements that have been, or after the date of the Merger Agreement will be, entered into by Stryker, any affiliate of Stryker, Vocera or any subsidiary of Vocera with current or future directors, officers or employees of Vocera or any subsidiary of Vocera (including any amendment or modification thereto).

Indentures; Capped Calls

Vocera has agreed that it shall timely provide or cause to be provided, in accordance with the Convertible Senior Notes Indentures (as defined in the Merger Agreement), to the trustee under the Convertible Senior Notes Indentures, any notices, announcements, supplemental indenture, certificates or legal opinions required by the applicable Convertible Senior Notes Indenture to be provided in connection with the Transactions prior to the Effective Time and shall reasonably cooperate with Stryker in connection with any tender offer, conversion or other repayment of Vocera’s convertible senior notes pursuant to the Convertible Senior Notes Indentures. Vocera has agreed to give Stryker and its counsel reasonably opportunity to review and comment on any such notices, announcements, supplemental indenture, certificates or legal opinions in each case before such document is provided to such trustee, and to give reasonable and good faith consideration to any such comments. Vocera has agreed that it shall consult with Stryker prior to making (or being deemed to make) any election with respect to any settlement method in connection with any conversions of any of Vocera’s convertible senior notes.

Vocera has agreed that it shall comply with all of its obligations in connection with the Capped Call Transactions (as defined in the Merger Agreement). Vocera shall promptly provide notice to Stryker of any communications from any counterparty to any Capped Call Transactions in connection with any such amendments or determinations. Vocera has agreed that prior to the Effective Time, Vocera will, at Stryker’s request, use commercially reasonable efforts to cooperate with Stryker so that the Capped Calls Transactions are terminated, exercised, settled and/or canceled at or as promptly as practicable following the Effective Time. Vocera has agreed that it will, and will cause its Representatives (as defined in the Merger Agreement) to, cooperate with Stryker in connection with any discussions, negotiations or agreements with the counterparties to the Capped Call Transactions with respect to any settlement in connection with the Capped Call Transactions; provided that Vocera shall not be required to enter into any agreements unless such agreements are subject to the occurrence of the Effective Time. Vocera has agreed that it will not, and will cause its representatives not to, without Stryker’s prior written consent (i) make or agree to any amendments, modifications or other changes to the terms of the Capped Call Documentation (as defined in the Merger Agreement), (ii) exercise any right it may have to terminate, or the early settlement of, any of the Capped Call Transactions or (iii) other than as described in the applicable terms of the Merger Agreement, enter into any discussions, negotiations or agreements with the counterparties to the Capped Call Transactions with respect to any of the foregoing.

Item 4. The Solicitation or Recommendation

Recommendation of the Board

The Board, at a meeting duly called and held on January 5, 2022, unanimously (1) determined that the Transactions are fair to and in the best interest of Vocera and its stockholders; (2) approved, adopted and declared advisable the Merger and the execution, delivery and performance by Vocera of the Merger Agreement and the consummation of the Transactions; (3) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Offer Acceptance Time and (4) recommended that Vocera’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, in each case, on the terms and subject to the conditions of the Merger Agreement. The Board has taken all action necessary to render Section 203 of the DGCL and any other takeover, anti-takeover, moratorium, “fair price,” “control share,” or similar Law inapplicable to the Offer and the Merger. Assuming the accuracy of the representations and warranties set forth in the Merger Agreement, no restrictions of any other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover laws apply or will apply to the Company pursuant to the Merger Agreement or the Transactions.

For the reasons described below, the Board unanimously recommends that Vocera’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer.

In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons, described under the section entitled “—Background of the Merger Agreement; Reasons for the Recommendation—Reasons for the Recommendation of the Vocera Board.”

A copy of the press release issued by Stryker, dated January 6, 2022, announcing the execution of the Merger Agreement is filed as Exhibit (a)(1)(F) and is incorporated herein by reference.

A copy of the press release of Stryker, announcing the launch of the Offer, dated January 25, 2022 is filed as Exhibit (a)(1)(G) and is incorporated herein by reference.

Background of the Merger Agreement; Reasons for Recommendation

Background of the Merger Agreement

The Board, together with members of Vocera’s management team and with the assistance of Vocera’s advisors, has from time to time reviewed and considered various strategic and other opportunities available to Vocera, including potential operational changes and other ways to enhance stockholder value. These reviews have included discussions as to whether the continued execution of Vocera’s strategy as a stand-alone company (including strategies to return capital to stockholders) or the possible sale of Vocera to a third party, or other strategic transactions, offered the best avenue to enhance stockholder value, and the potential benefits and risks of any such course of action. Prior to the contacts described below and the process that resulted in Vocera’s entry into the Merger Agreement, the Board had reviewed with Vocera’s management various potential strategic transactions and engaged in informal communications with various third parties who had expressed interest in a potential transaction with Vocera. However, none of these prior discussions led to any proposal resulting in further action.

From 2015 to 2020, representatives of Vocera and representatives of Stryker met various times to discuss Vocera’s business, as well as business development and other strategic opportunities.

On January 11 and May 10, 2021, Mr. Robert Born, Vocera’s Senior Vice President, Corporate and Business Development and representatives of Stryker met to discuss Vocera’s business, as well as potential business development and other strategic opportunities.

On June 8, 2021, a financial advisor of a third-party (such third party, “Party A”) contacted Mr. Brent Lang, Vocera’s President and Chief Executive Officer, and provided an introduction to Party A. A representative of Party A subsequently asked to meet regarding potential strategic and other opportunities involving Party A and Vocera.

On June 29, 2021, Mr. Lang and Mr. Born, had a dinner meeting with representatives of Party A and discussed a variety of ways in which Party A and Vocera could work together, including potential market development, product integration and corporate development activities.

On July 27, 2021, at a regularly scheduled Board meeting, Mr. Lang informed the Board about his and Mr. Born’s discussions with Party A.

Between August 5 and October 25, 2021, representatives of Vocera and representatives of Party A held additional meetings to discuss potential business, technology, and other commercial opportunities.

On September 8, 2021, a representative of Party A and Mr. Lang discussed Party A’s ongoing interest in Vocera and such representative indicated that Party A planned to discuss the topic at its upcoming board of directors meeting.

On September 15, 2021, representatives of Evercore Group L.L.C. (“Evercore”) held an introductory meeting with members of Vocera’s management team, during which Evercore provided an overview of the firm and its qualifications, and an overview of certain healthcare technology market trends.

On September 20, 2021, Mr. Born and representatives of Stryker met to discuss Vocera’s business, as well as business development and other strategic opportunities.

On October 11, 2021, a representative of Party A informed Mr. Lang that Party A’s board of directors was supportive of a potential transaction, but that Party A needed additional time given certain internal priorities.

On October 26, 2021, at a regularly scheduled Board meeting, Mr. Lang informed the Board about Vocera’s ongoing discussions with Party A, but that Party A needed additional time given certain internal priorities. The Board discussed setting up an informal advisory team with a subset of the Board and members of Vocera’s management team to help advise Vocera’s management team through potential strategic discussions.

On October 29, 2021, a representative of Vocera contacted Evercore to provide an update on the previous quarter, and invited Evercore to make a presentation to members of Vocera’s management team on strategic alternatives available to Vocera.

On November 10, 2021, two other financial advisors contacted Mr. Lang regarding their interest in representing Vocera in a potential sale of Vocera. That same day, Mr. Lang had a phone conversation with the first of the two financial advisors, and on November 11, 2021, Mr. Lang spoke with the second financial advisor. Following those conversations, Mr. Lang learned that each financial advisor had been contacted by an undisclosed strategic buyer interested in acquiring Vocera.

On November 12, 2021, representatives of Evercore presented to members of Vocera’s management team regarding Evercore’s capabilities, track record, and current view of the market.

On November 16, 2021, representatives of Evercore indicated to members of Vocera’s management team that Evercore would not participate in a competitive process to advise a potential buyer of Vocera in order to maintain its ability to advise Vocera.

On November 17, 2021, Mr. Lang sent the Board a status update via email informing the Board that members of Vocera’s management team were continuing to monitor the situation with Party A and provided an update on the outreach by the aforementioned financial advisors. At that time, Mr. Lang formed an informal advisory team with a subset of the Board and members of Vocera’s management team to help advise Vocera’s management team through potential strategic discussions, including with respect to the selection of a financial advisor. The team was made up of Board members Mr. Howard Janzen, Vocera’s lead independent director, Mr. John McMullen, the head of the Board audit committee, Mr. Bharat Sundaram, and Mr. Lang and senior leadership members including Mr. Steve Anheier, Vocera’s Chief Financial Officer, Mr. Born, and Mr. Doug Carlen, Vocera’s General Counsel.

On November 19, 2021, Mr. Born met with a representative of Stryker to discuss Vocera’s business, as well as business development and other strategic opportunities.

On November 30, 2021, members of the Vocera advisory team held a meeting to discuss recent developments with Party A and Vocera’s potential retention of a financial advisor. At this meeting, the advisory team concluded that Evercore was its first choice to engage as Vocera’s financial advisor.

Later that day, Mr. Lang informed Evercore that Vocera wanted to engage Evercore as its financial advisor in connection with Vocera’s review of strategic alternatives, subject to agreement on economic terms. Mr. Lang and Evercore discussed beginning a valuation analysis with respect to Vocera, a response plan to a potential bid from Party A and other third parties potentially likely to have strategic interest and financial ability to acquire Vocera. That same day, members of Vocera’s management team met with representatives of Evercore to discuss immediate next steps.

Later that day, Vocera and Evercore negotiated and entered into a non-disclosure agreement.

On December 1, 2021, Mr. Andy Pierce, Group President, MedSurg and Neurotechnology of Stryker, reached out to Mr. Lang to request a call.

On December 3, 2021, Mr. Lang and Mr. Pierce had a phone conversation in which Mr. Pierce indicated to Mr. Lang that Stryker was interested in acquiring Vocera for $70.00 per share. Mr. Pierce did not indicate a particular schedule for the transaction but asked that Mr. Lang communicate the offer to the Board in a timely fashion. Mr. Pierce also informed Mr. Lang that Stryker would not be engaging a financial advisor in connection with the proposed acquisition.

Later that day, Mr. Pierce, on behalf of Stryker, emailed Mr. Lang a signed letter expressing Stryker’s interest in acquiring all of the issued and outstanding equity of Vocera at a price of $70.00 in cash per share, with no financing contingencies (the “Stryker December 3 Proposal”). The Stryker December 3 Proposal was based on public information available at the time, and was subject to satisfactory due diligence by Stryker. The $70.00 per share proposal in the Stryker December 3 Proposal represented an approximately 18% premium to Vocera’s closing share price on December 2, 2021, an approximately 22% premium to Vocera’s volume-weighted average share price over the 30-day period ending December 2, 2021, and an approximately 39% premium to Vocera’s volume-weighted average share price over the 90-day period ending December 2, 2021.

Later that day, members of Vocera’s management team contacted representatives of Fenwick & West LLP, Vocera’s legal counsel (“Fenwick & West”), and Evercore, to discuss the Stryker December 3 Proposal and the appropriate process for the Board to review the proposal.

Later that evening, Mr. Lang sent an email to the Board informing them of the Stryker December 3 Proposal and scheduled a board meeting for December 8, 2021. Mr. Lang also conveyed to the Board that Evercore had been informally engaged and had entered into a non-disclosure agreement. Mr. Lang conveyed that the agenda of the December 8, 2021 meeting would be to update the Board on the recent developments, discuss the Stryker December 3 Proposal, seek formal approval to engage Evercore as Vocera’s financial advisor, and agree on a plan of outreach to parties potentially likely to have the strategic interest and financial ability to acquire Vocera.

On December 6, 2021, Mr. Lang informed representatives of Party A that Vocera had received an unsolicited bid that it planned to review with the Board. Additionally, Mr. Lang indicated that Vocera would be engaging a financial advisor and that it would like to continue discussions with Party A regarding a potential acquisition of Vocera by Party A. The representatives of Party A responded that Party A had a board meeting scheduled for December 14, 2021 to discuss an offer to acquire Vocera and planned to send Vocera a formal offer on December 17, 2021. The representatives of Party A also indicated that they had engaged a financial advisor to assist with a potential transaction.

On December 6 and December 7, 2021, Mr. Lang, Mr. Anheier, Mr. Carlen and representatives from Fenwick & West negotiated the terms and conditions of Evercore’s engagement as Vocera’s exclusive financial advisor.

On December 7, 2021, representatives of Party A visited Vocera’s offices and met with Mr. Lang and other representatives of Vocera for an onsite demonstration of Vocera’s technology. During the meeting, Mr. Lang discussed Vocera’s products and value proposition (without exchanging confidential information).

On December 8, 2021, the Board held a meeting to discuss the Stryker December 3 Proposal at which members of Vocera’s management team and representatives of Evercore and Fenwick & West were present. Representatives of Evercore reviewed with the Board the key terms of the Stryker December 3 Proposal and then provided the Board with a market update, including Evercore’s view as to Vocera’s position within the market, and reviewed a preliminary valuation analysis of Vocera. Representatives of Evercore then discussed with the Board strategies for responding to the Stryker December 3 Proposal. Representatives of Evercore then discussed with the Board certain parties potentially likely to have the strategic interest and financial ability to acquire Vocera that could be contacted to determine whether they would be interested in such an acquisition and strategies for contacting such parties. Mr. Anheier then reviewed Vocera’s long-term financial projections (the “December 8 Forecast”), which included forecasted results under a “base case”, an “upside case” and a “downside case” scenario (using the methodology as described in the section titled “—Management Projections”), and which management continued to refine through December 19, 2021 until the December 19 Forecast (as defined below) was completed. The Board discussed the December 8 Forecast and authorized its use by Evercore in its financial analyses. Representatives of Fenwick & West then reviewed the fiduciary duties of the Board in considering the Stryker December 3 Proposal and in deciding whether to engage in a strategic process, and provided views as to how to conduct such process if desired. Representatives of Fenwick & West also provided an overview of the likely key components of a strategic process. As part of these discussions, each of the members of the Board confirmed that he or she had no conflicts of interest with respect to Stryker or Party A. The Board instructed members of Vocera management to communicate to Stryker that Vocera wanted to provide Stryker with additional due diligence materials to further Stryker’s understanding of Vocera’s business and validate Stryker’s strategic rationale, as well as to provide support for Stryker potentially increasing its offer price. The representatives of Evercore then left the Board meeting and Mr. Lang reviewed with the Board the terms of the Evercore engagement. The Board then unanimously approved the engagement of Evercore as Vocera’s financial advisor. The Board’s decision to engage Evercore was based, among other considerations, on Evercore’s experience and expertise as a financial advisor in sale transactions in the healthcare and technology industries, and its familiarity with Vocera, its markets, value proposition, and positioning.

Later that day, Vocera and Evercore executed an engagement letter.

Later that day, Mr. Lang contacted Mr. Pierce. Mr. Lang indicated that the Board had met and instructed him to communicate that Vocera wanted to provide Stryker with additional due diligence materials to further Stryker’s understanding of Vocera’s business and validate Stryker’s strategic rationale, as well as to provide support for Stryker potentially increasing its offer price. At that time, Mr. Lang indicated the Board had authorized the engagement of Evercore and introduced Mr. Pierce to representatives of Evercore.

Later that day, Mr. Lang contacted representatives of Party A to inform them that the Board had provided management with authorization to engage with the party that had delivered an unsolicited offer, which party was not identified to Party A. Additionally, Mr. Lang informed the representatives of Party A that Evercore had been engaged as Vocera’s financial advisor.

On December 9, 2021, Mr. Lang and Mr. Pierce met to discuss the status of the Stryker December 3 Proposal. Mr. Pierce asked Mr. Lang about the Board’s reaction to the Stryker December 3 Proposal, and Mr. Lang responded that the Board viewed Stryker as a viable and attractive buyer in the event that Vocera decided to proceed with a transaction, and that Vocera wanted to educate Stryker on the value of Vocera’s business and to discuss Vocera’s management’s financial plan. Mr. Lang and Mr. Pierce also discussed the potential cultural and strategic fit between Vocera and Stryker. Mr. Lang also conveyed that Vocera would be reaching out to a focused group of parties who have spent time with Vocera in the past, and are familiar with the business, that also might be interested in participating in a strategic transaction, many of which had relationships with Vocera.

Also on December 9, 2021, representatives of Evercore discussed a potential transaction with representatives of Party A’s financial advisor. The representatives of Party A’s financial advisor indicated that Party A was interested in a potential transaction and would like to see additional financial information with respect to Vocera before Party A’s upcoming board of directors meeting and before submitting any initial bid. The representatives of Evercore also conveyed to representatives of Party A’s financial advisor that the unsolicited bid received by Vocera was for an all-cash transaction with no financing contingencies, but such representatives did not provide the financial terms, including the offer price, of such unsolicited bid.

On December 10, 2021, Vocera executed a non-disclosure agreement with Party A. This non-disclosure agreement included a customary standstill provision that would terminate on customary events, including upon Vocera’s entry into a definitive sale agreement.

Also on December 10, 2021, Mr. Lang spoke with a representative of Party A regarding Vocera’s strategic fit with Party A, the timing for Party A conducting its due diligence of Vocera, and certain of Vocera’s products.

Between December 10 and December 13, 2021, representatives of Evercore, with approval and input from Vocera’s senior leadership team, contacted 15 strategic parties – Party B, Party C, Party D, Party E, Party F, Party G, Party H, Party I, Party J, Party K, Party L, Party M, Party N, Party O and Party P – that Evercore and Vocera deemed potentially likely to have the strategic interest and financial ability to acquire Vocera, to determine their level of interest in such an acquisition. Over the next several days, Party G, Party H, Party I, Party J, Party K, Party L, Party M, Party N, Party O, and Party P informed representatives of Evercore that they were not interested in pursuing an acquisition of Vocera. Over the next several days, Party B, Party C, Party D, Party E and Party F informed representatives of Evercore that they were interested in having further discussions with Vocera.

On December 12, 2021, Vocera executed a non-disclosure agreement with Stryker. This non-disclosure agreement included a customary standstill provision similar to that agreed with Party A.

Also on December 12, 2021, members of Vocera’s management team and representatives of Evercore met with representatives of Party A and its financial advisor to discuss Vocera’s financial plan and business, including the “base case” and “upside case” financial projections included in the December 8 Forecast.

Between December 12 and December 19, 2021, Vocera executed non-disclosure agreements with Party B, Party C, Party D, Party E, and Party F. Each non-disclosure agreement included a customary standstill provision similar to that agreed with Party A and Stryker.

On December 13, 2021, members of Vocera’s management team met with Stryker to discuss Vocera’s financial plan and business, including the “base case” and “upside case” financial projections included in the December 8 Forecast, which had been provided to Stryker that day.

Between December 13 and December 22, 2021, members of Vocera’s management team met with representatives of each of Party B, Party C, Party D, Party E, and Party F by online videoconference and made a presentation regarding Vocera’s business, products and market opportunity, and each party was provided with the “base case” and “upside case” financial projections included in the December 8 Forecast. Party B, Party C, Party D, Party E, and Party F each subsequently informed representatives of Evercore that they were not interested in pursuing an acquisition of Vocera.

On December 14, 2021, Mr. Lang sent an update to the Board by email, informing the Board that each of Stryker and Party A was working quickly towards a potential transaction, and that Party A had scheduled a board of directors meeting for later that day to approve submission of an offer.

Later that day, following a Party A board of directors meeting, representatives of Party A sent Mr. Lang a signed letter expressing Party A’s interest in acquiring all of the capital stock of Vocera at a price of $71.00 in cash per share (the “Party A December 14 Proposal”). The Party A December 14 Proposal stated that Party’s A Proposal had no financing contingency and that Party A intended to finance the proposed acquisition using cash on hand and through new debt financing, and was subject to satisfactory due diligence by Party A. The Party A December 14 Proposal was based on public information available at the time and the portion of the December 8 Forecast that Vocera had shared with Party A. The $71.00 per share proposal in the Party A December 14 Proposal represented an approximately 22% premium to Vocera’s closing share price on December 13, 2021, an approximately 22% premium to Vocera’s volume-weighted average share price over the 30-day period ending December 13, 2021, and an approximately 37% premium to Vocera’s volume-weighted average share price over the 90-day period ending December 13, 2021.

On December 15, 2021, members of the Vocera advisory team held a meeting, at which meeting certain other members of the Board and representatives of Evercore and Fenwick & West were present. Representatives of Evercore provided an update on the state of negotiations with Stryker, Party A, and other parties. Evercore also provided an update on the publicly disclosed bidding history of Stryker and Party A in past transactions and provided an analysis of the Party A December 14 Proposal. The members of the Vocera advisory team were informed that a virtual data room would be opened promptly for each of Stryker and Party A and that Fenwick & West was preparing an initial draft of a Merger Agreement that would be shared with each of Stryker and Party A later that week.

Also on December 15, 2021, representatives of Evercore spoke with representatives of Stryker to inform them that Vocera had received a second offer and that such offer exceeded the price offered by Stryker in the Stryker December 3 Proposal.

On December 16, 2021, members of Vocera’s management team and representatives of Evercore had a meeting with representatives of Stryker and provided a management presentation to Stryker, concerning, among other things, Vocera’s products, technology and operations. Following such meeting, members of Vocera’s management team held a dinner meeting with representatives of Stryker to discuss the potential transaction.

On December 17, 2021, members of Vocera’s management team and representatives of Evercore had an in-person meeting with representatives of Party A and provided a management presentation to Party A, concerning, among other things, Vocera’s products, technology and operations. Following such meeting, members of Vocera’s management team held a lunch meeting with representatives of Party A to discuss the potential transaction. Party A indicated it would like to announce a signed transaction on January 10, 2022.

On December 18, 2021, Vocera granted (i) Stryker and its legal advisors and (ii) Party A and its legal and financial advisors access to additional due diligence material through a virtual data room.

From December 18, 2021 until January 5, 2022, Vocera provided additional due diligence materials in the virtual data room and representatives of Stryker and Party A continued their due diligence review of Vocera, including review of the information provided in the virtual data room and discussions with members of Vocera’s management team.

On December 19, 2021, representatives of Evercore provided representatives of each of Stryker and Party A with the “base case” and “upside case” from Vocera’s revised long-term financial projections, which revised long-term financial projections reflected adjustments to certain assumptions in the December 8 Forecast, resulting in immaterial adjustments of approximately $1-2 million to forecasted revenue, non-GAAP gross profit and adjusted EBITDA in certain future years (the “December 19 Forecast”).

On December 20, 2021, a proposed form of Merger Agreement was provided separately to Stryker and Party A. The proposed form of Merger Agreement provided for a transaction to be structured as a cash tender offer followed immediately by a merger, for Vocera to be allowed to provide due diligence information to, and negotiate a merger agreement with, a party making an unsolicited acquisition proposal in certain circumstances, and to accept a superior proposal after providing the potential buyer with a right to match such proposal and paying a termination fee equal to 2.0% of the equity value of the transaction.

From December 20 through December 24, 2021, members of Vocera’s management team, along with representatives from Evercore and/or Fenwick & West, participated in a series of due diligence calls with representatives of Stryker.

From December 21, 2021 through January 3, 2022, members of Vocera’s management team, along with representatives from Evercore and/or Fenwick & West, participated in a series of due diligence calls with representatives of Party A and its financial advisor.

On December 24, 2021, representatives of Evercore instructed each of Stryker and Party A to submit a revised draft of the Merger Agreement on December 29, 2021 and a revised offer on January 4, 2022 in anticipation of a potential transaction announcement on or before January 10, 2022.

On December 27, 2021, the Board held a meeting at which members of Vocera’s management team and representatives of Evercore and Fenwick & West were present. Representatives of Evercore informed the Board that each of Stryker and Party A had received comprehensive diligence access and that each of Stryker and Party A was making significant progress in its respective diligence processes as each worked along the proposed timeline. Representatives of Evercore then provided the Board with a summary of Evercore’s outreach to other potential buyers and informed them that each of Party B, Party C, Party D, Party E, Party F, Party G, Party H, Party I, Party J, Party K, Party L, Party M, Party N, Party O, and Party P had declined to pursue an acquisition of Vocera. Representatives of Evercore then discussed with the Board that over the previous 10 days, Vocera’s share price had significantly increased, reducing the implied share price premia in each of Stryker’s and Party A’s offers. Representatives of Evercore then presented to the Board its preliminary valuation analysis. The Board asked questions during Evercore’s presentation and discussion ensued. The representatives of Evercore then left the Board meeting. Following the departure of the representatives of Evercore, representatives of Fenwick & West discussed legal matters, including review of the Board’s fiduciary duties. Representatives of Fenwick & West then discussed the key legal terms included in the proposed form of Merger Agreement posted to the virtual data room, including with respect to the “fiduciary out” termination provisions, the size of the termination fee payable in certain circumstances, and other terms impacting certainty of closing.

On December 28, 2021, Mr. Lang and other members of Vocera’s management team discussed Stryker’s mission, vision, values, and proposed organizational structure with Mr. Pierce.

On December 29, 2021, Mr. Lang met with Mr. Kevin Lobo, Stryker’s Chief Executive Officer, and discussed Stryker’s strategy, mission, vision, culture, and their excitement about Stryker acquiring Vocera.

Also on December 29, 2021, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), legal counsel to Stryker, sent a revised Merger Agreement to Fenwick & West. The revised draft increased the proposed termination fee to

4.0% of equity value, including the value of Vocera’s outstanding convertible notes, and made other revisions, including with respect to Stryker’s obligations to obtain regulatory approvals.

On December 30, 2021, legal counsel to Party A sent a revised Merger Agreement to Fenwick & West. The revised draft increased the proposed termination fee to 4.0% of equity value and made other revisions, including with respect to Party A’s obligations to obtain regulatory approvals. The revised draft also included a reverse termination fee equal to 4.0% of equity value payable by Party A if the parties were not able to obtain regulatory clearance or otherwise had the transaction enjoined.

On December 31, 2021, a draft of the disclosure schedules to the Merger Agreement was posted to the virtual data room.

On January 2, 2022, representatives of Evercore contacted representatives of Party A to discuss the status of Party A’s diligence review.

Also on January 2, 2022, Fenwick & West sent a revised Merger Agreement to Skadden. The revised draft included a termination fee of 2.5% of equity value, including the value of its convertible notes, and a reverse termination fee of 10.0% of equity value, including the value of its convertible notes, payable in certain circumstances if the parties were not able to obtain regulatory clearance for the transaction.

Also on January 2, 2022, Fenwick & West sent a revised Merger Agreement to Party A’s legal counsel. The revised draft included a termination fee of 2.5% of equity value and a reverse termination fee of 10.0% of equity value.

On January 3, 2022, members of Vocera’s management team and representatives of Evercore held a call with representatives of Party A to discuss Party A’s remaining diligence questions.

Also on January 3, 2022, Mr. Lobo verbally informed Mr. Lang that Stryker’s revised bid would be $78.50 per share in cash (the “Stryker January 3 Proposal”). Mr. Lobo indicated that he believed such price was highly likely to be approved by Stryker’s board of directors. The $78.50 per share proposal in the Stryker January 3 Proposal represented an approximately 21% premium to Vocera’s closing share price on December 31, 2021, an approximately 28% premium to Vocera’s volume-weighted average share price over the 30-day period ending December 31, 2021, and an approximately 43% premium to Vocera’s volume-weighted average share price over the 90-day period ending December 31, 2021.

Also on January 3, 2022, representatives of Skadden and representatives of Fenwick & West held a call to negotiate the terms of the Merger Agreement, including provisions regarding regulatory approvals, the size of the termination fee and the circumstances under which it would be payable, and the inclusion of the reverse termination fee, a term that Stryker had not previously agreed to in its prior transactions.

Also on January 3, 2022, a representative of Fenwick & West and a representative of Party A’s legal counsel held a call to negotiate the terms of the Merger Agreement, including provisions regarding regulatory approvals, the size of the termination fee and the circumstances under which it would be payable.

Also on January 3, 2022, representatives of Skadden sent a revised draft of the Merger Agreement to representatives of Fenwick & West. The draft Merger Agreement included a termination fee of 3.7% of equity value, including the value of its convertible notes, and removed the reverse termination fee.

Also on January 3, 2022, a representative of Party A had a call with Mr. Lang and indicated that Party A’s revised offer would be around $74.00 per share in cash (the “Party A January 3 Proposal”). Mr. Lang informed the representative of Party A that it would likely need to increase its proposed price in order to remain competitive in the sale process. The $74.00 per share proposal in the Party A January 3 Proposal represented an approximately 14% premium to Vocera’s closing share price on December 31, 2021, an approximately 21% premium to Vocera’s volume-weighted average share price over the 30-day period ending December 31, 2021, and an approximately 35% premium to Vocera’s volume-weighted average share price over the 90-day period ending December 31, 2021. Additionally, Party A indicated that it had completed its due diligence and had a high degree of confidence in its ability to move forward.

On January 4, 2022, representatives of Stryker informed representatives of Evercore that Stryker’s board of directors had approved the Stryker January 3 Proposal.

Also on January 4, 2022, representatives of Fenwick & West sent a revised draft of the Merger Agreement to representatives of Skadden. The draft Merger Agreement included a termination fee of 3.0% of equity value, including the value of its convertible notes, and a reverse termination fee of 10.0% of equity value, including the value of its convertible notes.

Later that day on January 4, 2022, representatives of Skadden and representatives of Fenwick & West had a conference call to negotiate the terms of the Merger Agreement, including provisions regarding regulatory approvals, the size of the termination fee (with representatives of Skadden reiterating Stryker’s position that the termination fee should be 3.7% of equity value including the value of its convertible notes) and the circumstances under which it would be payable, and the inclusion of the reverse termination fee. In this meeting, representatives of Skadden informed representatives of Fenwick & West that Stryker would not accept the inclusion of a reverse termination fee in the Merger Agreement.

Also on January 4, 2022, a representative of Party A held a call with Mr. Lang and indicated that Party A may be able to offer up to $76.00 per share in cash (the “Party A January 4 Proposal”). Mr. Lang indicated to the representative of Party A that this bid was still below the bid of the other party and was not likely to win the deal. The $76.00 per share proposal in the Party A January 4 Proposal represented an approximately 15% premium to Vocera’s closing share price on January 3, 2022, an approximately 23% premium to Vocera’s volume-weighted average share price over the 30-day period ending January 3, 2022, and an approximately 38% premium to Vocera’s volume-weighted average share price over the 90-day period ending January 3, 2022.

Early on the morning of January 5, 2022, representatives of Fenwick & West sent representatives of Skadden a revised draft of the disclosure schedules to the Merger Agreement.

On the morning of January 5, 2022, the Board held a meeting to discuss the Stryker January 3 Proposal and the Party A January 4 Proposal at which members of Vocera’s management team and representatives of Evercore and Fenwick & West were present. Mr. Lang and representatives of Evercore provided an update on the status of the negotiations with each of Stryker and Party A. Representatives of Fenwick & West reviewed with the Board the key terms in the Merger Agreement with Stryker, including the size of the termination fee and the fact that Stryker would not agree to the reverse termination fee. Representatives of Evercore then presented an evaluation of each of Stryker’s and Party A’s offers and the historical bidding practices of each of Stryker and Party A. The Board then authorized representatives of Evercore to inform Stryker that Vocera would be willing to end discussions with other parties and proceed with a transaction with Stryker if Stryker increased its offer price to $80.00 per share in cash and agreed to a termination fee of 3.2% of equity value, including the value of its convertible notes.

Later that day, representatives of Evercore contacted representatives of Stryker to inform Stryker that Vocera would be willing to end discussions with other parties and promptly proceed with a transaction with Stryker if Stryker increased its offer price to $80.00 per share in cash and agreed to a termination fee of 3.2% of equity value, including the value of its convertible notes.

Later that day, Mr. Lobo verbally informed Mr. Lang that Stryker’s revised bid was $79.25 per share in cash (the “Stryker January 5 Proposal”). Mr. Lobo indicated that such price was Stryker’s best and final offer and that he was eager to complete the negotiations and wanted to announce the transaction before the markets opened on the following day.

Later that day, representatives of Skadden sent a revised draft of the Merger Agreement to representatives of Fenwick & West. The revised draft included a termination fee of 3.2% of equity value, including the value of its convertible notes, and removed the reverse termination fee.

Later that day, the Board held a meeting to discuss the Stryker January 5 Proposal and revised draft of the Merger Agreement at which members of Vocera’s management team and representatives of Evercore and Fenwick & West were present. Representatives of Fenwick & West reviewed with the Board the terms of the Merger Agreement, in the form that had been previously distributed to the members of the Board, including the resolution of open issues regarding the size of the termination fee and regulatory covenants, and discussed the fiduciary duties of the Board in evaluating the proposed transaction and the terms of the Merger Agreement. Representatives of Evercore and Mr. Lang then presented the terms of the Stryker January 5 Proposal. Representatives of Evercore reviewed their financial analyses of the Stryker January 5 Proposal of $79.25 per share in cash, including in light of Vocera’s stock price as of the time of the Board meeting. The Board and representatives of Evercore and Fenwick & West then discussed the fact that, after extensive outreach to third parties, and continued negotiations with Party A, no other party had expressed an interest in a potential acquisition of Vocera that was more attractive than the Stryker January 5 Proposal. Mr. Anheier then reviewed the December 19 Forecast, and the Board confirmed Evercore’s use of the December 19 Forecast in its financial analyses for rendering its opinion. For a detailed discussion of the December 19 Forecast, please see the heading titled “—Management Projections.” Evercore then confirmed it had no conflicts of interest with respect to Stryker and rendered to the Board its oral opinion, which was subsequently confirmed in its written opinion dated as of January 5, 2022, to the effect that, as of the date of Evercore’s opinion, and based upon and subject to the various assumptions, limitations, qualifications and conditions set forth in Evercore’s written opinion, the $79.25 per share in cash to be received by holders of Vocera common stock in the Transactions was fair, from a financial point of view, to such holders, as more fully described in the section entitled “—Opinion of Vocera’s Financial Advisor.” The written opinion rendered by Evercore to the Board is attached to this Schedule 14D-9 as Annex A. The Board then continued its discussion of the proposed transaction and considered various reasons for and against the transaction, as more fully described in the section entitled “—Reasons for the Recommendation of the Board.” Following additional discussion and consideration of the Merger Agreement and the Stryker January 5 Proposal, the Merger and the other transactions contemplated by the Merger Agreement, the Board unanimously determined that the Offer, the Merger, and the other transactions contemplated by the Merger Agreement were fair to and in the best interest of Vocera and its stockholders, approved, adopted and declared advisable the Merger and the execution, delivery, and performance by Vocera of the Merger Agreement and the consummation of the transaction contemplated therein, resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the time at which Purchaser first irrevocably accepts for purchase the Shares tendered in the Offer, and recommended that the stockholders of Vocera accept the Offer and tender their Shares pursuant to the Offer, in each case upon the terms and subject to the conditions set forth in the Merger Agreement.

Following the Board meeting, representatives of Fenwick & West and representatives of Skadden completed the disclosure schedules to the Merger Agreement.

On the morning of January 6, 2022, Vocera, Stryker, and Purchaser executed the Merger Agreement and, prior to the opening of trading of Vocera common stock on the NYSE, Stryker issued a press release announcing the execution of the Merger Agreement.

On January 25, 2022, Purchaser commenced the Offer and Vocera filed this Schedule 14D-9.

Reasons for the Recommendation of the Vocera Board

The Board unanimously recommends that Vocera’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer. In the course of making the determination to make this recommendation, the Board reviewed and considered the terms of the Offer, the Merger and the other Transactions, consulted with Vocera’s senior management and its financial and legal advisors, and considered a number of factors, including the following (which are not necessarily presented in order of relative importance):

Financial Terms; Certainty of Value

The Board considered that the Offer Price to be paid by Stryker would provide Vocera’s stockholders with the opportunity to receive a significant premium over recent trading prices of the Shares. The Board reviewed the aggregate value and all cash form of consideration to be received in the Offer and the Merger by the Vocera stockholders, and considered, among other things:

•

that the Offer Price of $79.25 per Share (net in cash, without interest, and subject to applicable withholding of taxes) to be received by Vocera’s stockholders provides immediate and certain value and liquidity and does not thereafter expose them to any future risks or uncertainties related to Vocera’s business and strategy on a standalone basis or the financial markets generally;

•

the current and historical market prices with respect to the Shares, including the market performance of the Shares relative to other participants in Vocera’s industry and general market indices, and the relationship of the Offer Price to recent trading prices of the Shares, including the fact that the Offer Price represented:

•	a premium of approximately 18% to the closing price of Vocera’s common stock on January 4, 2022, the all-time high closing price prior to the Board’s approval of the Merger Agreement;

•	a premium of approximately 27% to the closing price of Vocera’s common stock as of January 5, 2022, the last full trading day prior to the Board’s approval of the Merger Agreement;

•	a premium of approximately 28% to the volume-weighted average closing price of Vocera’s common stock over the 30-trading day period ended on January 5, 2022;

•	a premium of approximately 43% to the volume-weighted average closing price of Vocera’s common stock over the 90-trading day period ended on January 5, 2022; and

•	a premium of approximately 96% to the closing price of Vocera’s common stock on July 6, 2021, the date six months prior to the public announcement of the entry into the Merger Agreement;

•

the fact that Vocera, with the assistance of its financial and legal advisors, engaged in a strategic process in which Vocera, together with Evercore at Vocera’s direction, contacted sixteen potentially interested parties that the Board believed, after consideration with Evercore, would be the most likely to have interest in, and the financial capability of consummating, an acquisition of Vocera, and the fact that Vocera did not receive any proposal more favorable than the Transactions;

•

the fact that of these sixteen parties, one party, Party A, expressed interest in potentially acquiring Vocera, engaged in a fulsome due diligence review of Vocera and increased its proposed price per Share to $76.00 from its initial proposed price of $71.00 per Share, but ultimately did not offer a price per Share that was higher than the Offer Price;

•

the Board’s belief, following the strategic process conducted by Vocera and based on discussions and negotiations by Vocera’s senior management and advisors with Stryker and Party A, that the Offer Price was the highest price that Stryker would be willing to pay, was higher than the highest price Party A would be willing to pay, and the highest price reasonably available under the circumstances, and the Board’s consideration of the enhancements that Vocera and its advisors were able to obtain as a result of arm’s-length negotiations with Stryker, including the increases in the Offer Price proposed by Stryker from the time of is initial indication of interest to the end of the negotiations;

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the Board’s assessment of Vocera’s value on a stand-alone basis relative to the Offer Price, based in part on the financial analysis reviewed with the Board by Evercore, as more fully described below in the section entitled “—Opinion of Vocera’s Financial Advisor;” and

•

the Board’s consideration of the financial presentation given by Evercore on January 5, 2022, and its review of the opinion of Evercore, dated as of January 5, 2022, to the effect that, as of the date thereof, and based upon and subject to the various assumptions, matters considered and the conditions, limitations and qualifications set forth in Evercore’s written opinion, the $79.25 per Share (net in cash, without interest, and subject to applicable withholding of taxes) to be paid to the holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below in the section entitled “—Opinion of Vocera’s Financial Advisor.”

Prospects of Vocera

The Board considered Vocera’s current, projected and historical business, financial condition, results of operations, competitive position, strategic alternatives and prospects, as well as Vocera’s Management Plan (as described below in “—Management Projections”), long-term business plan, and prospects if it were to remain an independent public company, including:

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Operating and Financial Condition. The holders of the Shares would continue to be subject to the risks and uncertainties of Vocera executing on its operating plan if it remained independent. These risks and uncertainties included those relating to Vocera’s ability to maintain profitability and growth; the demand for its various solutions in healthcare and other markets; its lengthy and unpredictable sales cycle; its ability to offer high-quality services and support for solutions; its ability to acquire the sole and limited source hardware and software components for its solutions; its ability to obtain the required capacity and product quality from its contract manufacturers; the effects on government and commercial hospital customers of governmental regulations, federal budget and budgetary uncertainty; changes in healthcare insurance coverage and consumers’ utilization of healthcare and hospital services; potential impacts of the COVID-19 pandemic, changes in regulations in the U.S. and other countries; its ability to achieve anticipated strategic or financial benefits from its acquisitions; its ability to develop and introduce new solutions and features to existing solutions and to manage its growth; its ability to raise capital that may be necessary to execute on its plans for growth; and the impact of tax law reform on Vocera or its customers. The Board also considered other risks and uncertainties discussed in Vocera’s filings with the SEC.

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Competitive Risks. Vocera’s competitive position in the market for healthcare communications and workflow optimization, and competitive risks, including potential future competition from larger and better funded companies which might have competitive advantages from their broader commercial scope and economies of scale in pricing. The Board also considered the competitive product landscape for clinical communication and workflow technologies.

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Employee Retention and Hiring. Vocera’s need to retain its senior management and employees, and Vocera’s need to recruit, retain, and motivate qualified executives and other key employees amid intense hiring competition for such qualified individuals, including from larger competitors, and the cash impact of competitive compensation packages and dilution resulting from equity-based incentive compensation.

Speed and Likelihood of Consummation

The Board considered the likelihood that the Transactions would be consummated in a timely manner, including the following:

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the Transaction is structured as a two-step transaction involving a tender offer, such that each holder of Shares may elect whether to tender their Shares, followed by a merger under Section 251(h) of the

DGCL, potentially enabling Vocera’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame, followed promptly by the Merger (which would not require stockholder approval) in which Vocera’s stockholders who do not tender in the Offer (and do not validly exercise appraisal rights) will receive the same price per Share as is paid in the Offer, and that such relatively short time frame would be expected to reduce the uncertainty and potential disruption to Vocera’s business pending the closing of the Merger;

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the likelihood that the Offer and the Merger would be consummated in a timely and orderly manner as a result of a number of factors, including (1) the Offer Price as compared to recent trading prices of the Shares, and the certainty of value to Vocera’s stockholders presented by the Offer; (2) the business reputation and significant financial resources of Stryker, including Stryker’s track record of completing acquisition transactions; (3) the fact that the Offer and Merger are not subject to any financing condition; (4) the nature of the conditions to the Offer and Merger, including the definition of “Company Material Adverse Effect” in the Merger Agreement, provide a high degree of likelihood that the Offer and Merger will be consummated; (5) Vocera’s ability to specifically enforce Stryker’s obligations under the Merger Agreement, including Stryker’s obligations to consummate the Offer and Merger, in the event of breaches by Stryker; and (6) the fact that the Offer and Merger are not subject to the conditionality risk of any required approval by Stryker’s stockholders; and

•

the Board’s belief, following consultation with its legal advisors, that the Transactions presented a limited risk of not achieving regulatory clearance or having a material delay in the consummation of the Transactions due to regulatory review.

Merger Agreement Terms

The Board considered the terms in the Merger Agreement, including:

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the fact that, although Vocera is prohibited from soliciting any acquisition proposal, the Merger Agreement permits the Board, subject to compliance with certain procedural requirements (including that the Board determine in good faith, after consultation with its financial advisors and outside legal counsel, that an unsolicited acquisition proposal constitutes, or would reasonably be expected to result in, a superior proposal), (1) to furnish information with respect to Vocera to the person making such unsolicited acquisition proposal and (2) to participate in discussions or negotiations with the person making such unsolicited acquisition proposal;

•

the right of the Board, under certain circumstances specified in the Merger Agreement, to change its recommendation that Vocera’s stockholders accept the Offer and tender their shares to Purchaser in the event of a superior proposal or an intervening event, subject to certain conditions and restrictions;

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Vocera’s ability to terminate the Merger Agreement in order to enter into an alternative transaction that the Board determines in good faith to be a superior proposal, subject to certain conditions set forth in the Merger Agreement, and Vocera’s obligation to pay a termination fee of $108.7 million upon such termination of the Merger Agreement;

•	Stryker’s covenants in furtherance of obtaining required regulatory approvals, subject to certain limitations described in the Merger Agreement;

•	that the Minimum Tender Condition cannot be waived by Purchaser without the prior written consent of Vocera;

•	that the Merger Agreement provides that all Vocera Compensatory Awards would be accelerated upon the Closing; and

•

the Board’s belief, after discussion with its advisors, that the termination fee of $108.7 million that is payable in certain circumstances was reasonable under the circumstances and in light of the negotiation process that led to the execution of the Merger Agreement, as well as of the terms of the Merger

Agreement itself, and was necessary to induce Stryker to enter into the Merger Agreement. The Board believed that the termination fee would not preclude other parties from making a competing proposal for Vocera.

General Matters

The Board considered a number of other factors related to the Transactions, including:

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the availability of statutory appraisal rights under the DGCL for the holders of Shares who do not tender their Shares in the Offer and who otherwise comply with the required procedures under the DGCL;

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the requirement that the Transactions can only occur if the holders of a majority of the Shares tender their Shares in the Offer, providing Vocera’s stockholders with the collective ability to effectively determine whether the Transactions will occur; and

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the fact that resolutions approving the Merger Agreement were unanimously approved by the Board, which is comprised of a majority of independent directors who are neither affiliated with Stryker nor employees of Vocera, and which retained and received advice from Fenwick & West and Evercore in evaluating, negotiating and recommending the terms of the Merger Agreement.

The Board also considered a number of uncertainties, risks and potentially negative factors in its deliberations concerning the Merger and the other Transactions, including the following (not necessarily in order of relative importance):

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the fact that following the Closing, Vocera will no longer operate as an independent public company and that while the Offer Price provides relative certainty of value, it would not allow Vocera’s stockholders to participate in the possible growth and profits of Vocera following the completion of the Transactions, including any potential growth in sales and revenues that could have resulted if Vocera had remained independent, in future prices for the Shares in excess of the Offer Price;

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the non-solicitation provisions of the Merger Agreement that restrict Vocera’s ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding a proposal to acquire Vocera, and the fact that, upon termination of the Merger Agreement under certain specified circumstances, Vocera will be required to pay a termination fee of $108.7 million, which could have the effect of discouraging alternative proposals for a business combination with Vocera or adversely affect the valuation that might be proposed by a third party;

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the costs involved in connection with entering into and completing the Transactions and related actions, the time and effort of Vocera’s management and certain other employees required to complete the Transactions and the related actions, and the related disruptions or potential disruptions to Vocera’s business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with Vocera;

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the terms of the Merger Agreement, including the operational restrictions imposed on Vocera between signing and closing (which may delay or prevent Vocera from undertaking business opportunities that may arise pending the completion of the Transactions or any other action Vocera would otherwise take with respect to the operations of Vocera absent the pending Merger);

•	the potential stockholder and other lawsuits that may be filed in connection with the Merger Agreement and the contemplated Transactions;

•

the fact that all conditions to the parties’ obligations to complete the Offer or the Merger must be satisfied or waived, and the possibility that such conditions (including the necessary regulatory approvals) may not be satisfied or waived, including as a result of events outside of Vocera’s control;

•	the fact that the gain realized in the Transactions would generally be taxable to Vocera’s stockholders that are U.S. holders for U.S. federal income tax purposes; and

•	the risk that the proposed Transactions might not be completed and the effect of a resulting public announcement of the termination of the Merger Agreement on:

•

the market price of the Shares, which could be adversely affected by many factors, including (1) the reason the Merger Agreement was terminated and whether such termination results from factors adversely affecting Vocera; (2) the possibility that the marketplace would consider Vocera to be an unattractive acquisition candidate; and (3) the possible sale of the Shares by short-term investors following the announcement of termination of the Merger Agreement;

•	Vocera’s operating results, particularly in light of the costs incurred in connection with the Transactions, including the potential requirement to pay a termination fee;

•	the ability to attract and retain key personnel and other employees; and

•	the relationships with Vocera’s employees, suppliers, partners and others that do business or may do business in the future with Vocera.

During its consideration of the Merger Agreement and the other Transactions, the Board also was aware of the fact that some of Vocera’s directors and executive officers have interests in the Merger that differ from or are additive to their interests as those of Vocera’s stockholders generally, which interests are described under the caption entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—-Arrangements with Current Executive Officers and Directors of Vocera.”

The foregoing discussion is not meant to be exhaustive, but summarizes the material factors considered by the Board in its consideration of the Merger Agreement, the Offer, the Merger and the other Transactions. After considering these and other factors, the Board concluded that the potential benefits of the Merger Agreement, the Offer, the Merger and the other Transactions outweighed the uncertainties and risks. In view of the variety of factors considered by the Board and the complexity of these factors, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors in reaching its determination and recommendations. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have assigned different weights to different factors. The Board unanimously approved the Merger Agreement, the Offer, the Merger and the other Transactions, and recommended that Vocera’s stockholders tender their Shares in the Offer.

Executive Officer and Director Arrangements Following the Merger

As of the date of the Merger Agreement and as of the date of this Schedule 14D-9, none of Vocera’s current directors or executive officers have entered into, or committed to enter into, any arrangements or other understandings with Stryker, Purchaser or their respective affiliates regarding continued service with the Surviving Corporation or any of its subsidiaries from and after the Effective Time. It is possible that Stryker, Purchaser or their respective affiliates may enter into employment or other arrangements with Vocera’s management in the future. In connection with the Transactions, certain of Vocera’s executive officers may enter into non-competition agreements with Stryker or Purchaser, pursuant to which such executive officers would agree to refrain from competing with Vocera’s business for a designated period of time.

Opinion of Vocera’s Financial Advisor

Vocera retained Evercore to act as its financial advisor in connection with Vocera’s evaluation of strategic alternatives, including the Transactions. As part of this engagement, Vocera requested that Evercore evaluate the fairness, from a financial point of view, of the Offer Price to be received by the holders of Shares in the Transactions. At a meeting of the Board held on January 5, 2022, Evercore rendered to the Board its opinion to the effect that, as of that date, and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s opinion, the consideration of $79.25 per share in cash to be received by the holders of Shares in the Transactions was fair, from a financial point of view, to such holders.

The full text of the written opinion of Evercore, dated January 5, 2022, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. Vocera encourages you to read this opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Board (in its capacity as such) in connection with its evaluation of the proposed Transactions. The opinion does not constitute a recommendation to the Board or to any other persons in respect of the Transactions, including as to whether any holder of Shares should tender Shares pursuant to the Offer or take any other action in respect of the Transactions. Evercore’s opinion does not address the relative merits of the Transactions as compared to other business or financial strategies that might be available to Vocera, nor does it address the underlying business decision of Vocera to engage in the Transactions.

In connection with rendering its opinion Evercore, among other things:

•	reviewed certain publicly available business and financial information relating to Vocera that Evercore deemed to be relevant, including publicly available research analysts’ estimates;

•

reviewed certain internal projected financial data relating to Vocera prepared and furnished to us by management of Vocera, as approved for Evercore’s use by Vocera, which we refer to as the Management Projections, which are described in more detail in the section entitled “—Management Projections”;

•	discussed with management of Vocera their assessment of the past and current operations of Vocera, the current financial condition and prospects of Vocera, and the Management Projections;

•	reviewed the reported prices and the historical trading activity of the Shares;

•	compared the financial performance of Vocera and its stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

•

compared the financial performance of Vocera and the valuation multiples relating to the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Evercore deemed relevant;

•	reviewed the financial terms and conditions of a draft, dated January 5, 2022, of the Merger Agreement; and

•	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of its analysis and opinion, Evercore assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, without any independent verification of such information (and has not assumed responsibility or liability for any independent verification of such information), and further relied upon the assurances of the management of Vocera that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Management Projections, Evercore assumed with Vocera’s consent that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Vocera as to the future financial performance of Vocera. Evercore expressed no view as to the Management Projections or the assumptions on which they are based.

For purposes of its analysis and opinion, Evercore assumed, in all respects material to its analysis, that the final executed Merger Agreement did not differ from the draft Merger Agreement reviewed by Evercore, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transactions will be satisfied without waiver or modification thereof. Evercore further assumed, in all respects material to its analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transactions will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on Vocera or the consummation of the Transactions or reduce the contemplated benefits to the holders of Shares in the Transactions.

Evercore has not conducted a physical inspection of the properties or facilities of Vocera and has not made or assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of Vocera nor was Evercore furnished with any such valuations or appraisals, nor did Evercore evaluate the solvency or fair value of Vocera under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion is necessarily based upon information made available to it as of January 5, 2022 and financial, economic, market and other conditions as they existed and could be evaluated as of that date. Subsequent developments may affect Evercore’s opinion and Evercore does not have any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to the holders of Shares from a financial point of view, of the Offer Price. Evercore did not express any view on, and its opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Vocera, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Vocera, or any class of such persons, whether relative to the Offer Price or otherwise. Evercore was not asked to, nor did it express any view on, and Evercore’s opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger Agreement. Evercore’s opinion did not address the relative merits of the Transactions as compared to other business or financial strategies that might be available to Vocera, nor did Evercore’s opinion address the underlying business decision of Vocera to engage in the Transactions. Evercore’s opinion did not constitute a recommendation to the Board or to any other persons in respect of the Transactions, including as to whether any person should tender Shares in the Offer or take any other action in respect of the Transactions. Evercore did not express any opinion as to the prices at which Shares will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on Vocera or the Transactions or as to the impact of the Transactions on the solvency or viability of Vocera or the ability of Vocera to pay its obligations when they come due. Evercore is not a legal, regulatory, accounting or tax expert and has assumed the accuracy and completeness of assessments by Vocera and its advisors with respect to legal, regulatory, accounting and tax matters.

Set forth below is a summary of the material financial analyses reviewed by Evercore with the Board on January 5, 2022, in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before January 5, 2022, and is not necessarily indicative of current market conditions.

For purposes of its analyses and reviews, Evercore considered industry performance, general business, economic, market and financial conditions, and other matters, as they existed and could be evaluated as of the date of its opinion, many of which are beyond the control of Vocera. The estimates contained in Evercore’s analyses and reviews, and the ranges of valuations resulting from any particular analysis or review, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Evercore’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Evercore’s analyses and reviews are inherently subject to substantial uncertainty.

The following summary of Evercore’s financial analyses includes information presented in tabular format. In order to fully understand the analyses, the tables should be read together with the full text of each summary. The tables are not intended to stand alone and alone do not constitute a complete description of Evercore’s financial analyses. Considering the tables below without considering the full narrative description of Evercore’s financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of such analyses.

Summary of Evercore’s Financial Analyses

Discounted Cash Flow Analysis

Evercore performed discounted cash flow analyses of Vocera to calculate the estimated present value of the Unlevered After-tax Free Cash Flow (as defined in “—Management Projections”), that Vocera was forecasted to generate during Vocera’s fiscal years 2022 through 2026 based on the Management Projections. Evercore calculated terminal values for Vocera by (i) applying perpetuity growth rates of 5.0% to 6.0%, which range was selected based on Evercore’s professional judgment and experience, to the Base Case, the Upside Case and the Downside Case 2026 terminal year (the “Terminal Year”) estimates of the Unlevered After-tax Free Cash Flow that Vocera was forecasted to generate based on the Management Projections, and (ii) applying terminal multiples of 15.0x—20.0x, 20.0x—25.0x and 10.0x—15.0x, which ranges were selected based on Evercore’s professional judgment and experience, to Vocera’s estimated Adjusted EBITDA (as set forth in the Management Projections) in the Terminal Year under the Base Case, the Upside Case and the Downside Case. The cash flows and terminal values in each case were then discounted to present value as of December 31, 2021, using discount rates ranging from 8.0% to 9.0%, which were based on an estimate of Vocera’s weighted average cost of capital, and the mid-year cash flow discounting convention to derive ranges of implied enterprise values for Vocera under each of Base Case, the Upside Case and the Downside Case. Based on these ranges of implied enterprise values, Vocera’s estimated net cash of $45 million (calculated as cash and cash equivalents, less total debt, which includes the principal amount of convertible debt) as of December 31, 2021, and the number of fully diluted Shares as of December 31, 2021, which reflects the equity dilution impact of the conversion premium of convertible debt, except any potential impact from Vocera’s capped call transactions, in each case as provided by Vocera’s management, this analysis indicated ranges of implied equity values per Share as shown below, compared to the consideration of $79.25 per Share in the Transactions.

DCF Analysis	Implied Equity Value Per Share of Vocera Common Stock
Perpetuity Growth Rate Methodology
Base Case	$24.79 to $47.68
Upside Case	$46.99 to $88.47
Downside Case	$12.56 to $23.64
Terminal Multiple Methodology
Base Case	$38.25 to $51.77
Upside Case	$71.11 to $89.66
Downside Case	$17.66 to $26.53

Selected Public Company Trading Analysis

Evercore reviewed and compared certain financial information of Vocera to corresponding financial multiples and ratios for the selected publicly traded companies listed below in (i) the healthcare technology industry, (ii) the medical technology industry, (iii) the enterprise networking industry, (iv) the enterprise / cloud communications software industry, and (v) the vertical software industry, which we refer to collectively as the selected companies.

For each of the selected companies, Evercore calculated enterprise value (defined as equity market capitalization plus total debt, plus preferred equity and non-controlling interest, less cash and cash equivalents, as applicable) as a multiple of estimated revenue for the 2021 and 2022 calendar years, which we refer to as TEV / CY21E Revenue and TEV / CY22E Revenue, respectively; in each case, based on closing share prices as of January 4, 2022. Estimated financial data of the selected companies were based on publicly available research analysts’ estimates.

This analysis indicated the following:

Selected Public Company Trading Analysis
	TEV / Revenue
Company	CY '21E		CY '22E
Healthcare Technology
Allscripts	1.8	x	1.8	x
Cerner (Unaffected)[1]	4.9		4.6
Health Catalyst	8.5		6.9
Model N	5.7		5.2
Omnicell	8.3		7.2
Phreesia	9.2		7.3
Premier	3.2		3.8
R1 RCM	6.2		5.5
Teladoc Health	8.2		6.4
Veeva Systems	21.6		18.4
Healthcare Technology Mean	7.7	x	6.7	x
Healthcare Technology Median	7.2		5.9

Medical Technology
Baxter	4.7	x	3.7	x
Becton, Dickinson and Company	4.5		4.5
Getinge	3.9		3.6
Masimo	13.3		12.1
Philips	2.0		1.9
Siemens Healthineers	3.8		3.6
Stryker Corporation	6.8		6.4
Medical Technology Mean	5.6	x	5.1	x
Medical Technology Median	4.5		3.7

Enterprise Networking
Arista Networks	14.3	x	11.1	x
Cisco Systems	4.9		4.6
Citrix Systems[2]	4.3		4.2
F5 Networks	5.5		5.1
Motorola Solutions	6.1		5.7
Ubiquiti	10.2		10.1
Enterprise Networking Mean	7.5	x	6.8	x
Enterprise Networking Median	5.8		5.4

Enterprise / Cloud Communications Software
Everbridge	7.8	x	6.4	x
Five9	16.8		13.5
LivePerson	6.4		5.0
NICE	9.9		9.2
PagerDuty	11.0		8.8

Selected Public Company Trading Analysis
	TEV / Revenue
Company	CY '21E		CY '22E
RingCentral	11.9		9.5
Twilio	15.4		11.7
Verint Systems	4.5		4.5
Zebra Technologies	5.8		5.5
Zoom	12.5		10.8
Enterprise / Cloud Communications Software Mean	10.2	x	8.5	x
Enterprise / Cloud Communications Software Median	10.5		9.0

Vertical Software
AppFolio	11.8	x	9.8	x
Avalara	15.4		12.5
Bentley Systems	15.2		13.3
Cerence	9.6		8.5
Descartes Systems	15.6		13.8
ironSource	13.8		10.5
Olo	22.5		17.6
Paycor HCM	12.7		11.1
PowerSchool	8.3		7.5
PTC	8.7		8.1
Tyler Technologies	14.1		12.0
Vertical Software Mean	13.4	x	11.4	x
Vertical Software Median	13.8		11.1

1.

For Cerner Corporation, Evercore used the closing share price as of December 16, 2021, the last unaffected date before the Wall Street Journal published news that Oracle Corporation was in talks to acquire Cerner Corporation.

2.

For Citrix Systems, Inc., Evercore used the closing share price as of December 20, 2021, the last unaffected date before the Bloomberg published news that Elliott Investment Management and Vista Equity Partners were considering a joint bid to acquire Citrix.

Based on the multiples it derived for the selected companies and based on its professional judgment and experience, Evercore (i) selected a reference range of enterprise value / revenue multiples of 8.0x - 11.0x and applied this range of multiples to Vocera’s estimated total revenue in calendar year 2021 as set forth in the Management Projections, and (ii) selected a reference range of enterprise value / revenue multiples of 7.0x—9.0x and applied this range of multiples to Vocera’s estimated total revenue in calendar year 2022 under the Base Case, the Upside Case and the Downside Case, in each case as set forth in the Management Projections. Based on this range of implied enterprise values, Vocera’s estimated net cash of $45 million (calculated as cash and cash equivalents, less total debt, which includes the principal amount of convertible debt) as of December 31, 2021, and the number of fully diluted Shares as of December 31, 2021, which reflects the equity dilution impact of the conversion premium of convertible debt, except any potential impact from Vocera’s capped call transactions, in each case as provided by Vocera’s management, this analysis indicated ranges of implied equity values per Share as shown below, compared to the consideration of $79.25 per Share in the Transactions.

Reference Range	Implied Equity Value Per Share of Vocera Common Stock
8.0x - 11.0x CY 2021 Revenue	$50.46 to $67.80
7.0x - 9.0x CY 2022 Revenue
Base Case	$51.79 to $65.43
Upside Case	$53.29 to $67.20
Downside Case	$50.34 to $63.74

Although none of the selected companies is directly comparable to Vocera, Evercore selected these companies because they are publicly traded companies that Evercore, in its professional judgment and experience, considered relevant to Vocera’s end-markets, customer base and business models. In evaluating the selected companies, Evercore made judgments and assumptions with regard to general business, economic and market conditions affecting the selected companies and other matters, as well as differences in the selected companies’ financial, business and operating characteristics. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments regarding many factors that could affect the relative values of the selected companies and the multiples derived from the selected companies. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using the data of the selected companies.

Evercore also noted certain other factors, which were not considered material to its financial analyses with respect to its opinion, but were referenced for informational purposes only, including, among other things, the following:

Selected Transactions Analysis

Evercore reviewed financial information related to selected transactions involving target companies in (i) the healthcare technology industry, (ii) the enterprise communication technology industry, and (iii) the vertical software technology industry, announced since 2018, 2016 and 2018, respectively, which we refer to collectively as the selected transactions.

For the selected transactions, Evercore calculated the implied enterprise value (defined as the target company’s implied equity value based on the consideration paid in the applicable transaction plus total debt, plus preferred equity and non-controlling interest, less cash and cash equivalents, as applicable) as (i) a multiple of the last 12-month revenue, which we refer to as LTM Revenue, if available, for the target company at the time of the announcement of the applicable transaction (or where last 12-month revenue information was not publicly available, as a multiple of the most recent calendar year revenue), and (ii) with respect to the selected transactions in the healthcare technology industry, a multiple of the next 12-month revenue, which we refer to as NTM Revenue. Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction.

Based on the multiples it derived from the selected transactions and based on its professional judgment and experience, Evercore (i) selected a reference range of enterprise value to LTM Revenue multiples of 9.0x to 10.0x and applied this range of multiples to Vocera’s LTM Revenue as of December 31, 2021, as set forth in the Management Projections, and (ii) selected a reference range of enterprise value to NTM Revenue multiples of 8.0x to 9.0x and applied this range of multiples to the Base Case, the Upside Case and the Downside Case NTM Revenue as of December 31, 2021, as set forth in the Management Projections. Based on this range of implied enterprise values, Vocera’s estimated net cash of $45 million (calculated as cash and cash equivalents, less total debt, which includes the principal amount of convertible debt) as of December 31, 2021, and the number of fully diluted Shares as of December 31, 2021, which reflects the equity dilution impact of the conversion premium of convertible debt, except any potential impact from Vocera’s capped call transactions, in each case as provided by Vocera’s management, this analysis indicated ranges of implied equity values per Share as shown below, compared to the consideration of $79.25 per Share in the Transactions.

Reference Range	Implied Equity Value Per Share of Vocera Common Stock
9.0x - 10.0x LTM 2021 Revenue	$56.49 to $62.31
8.0x - 9.0x NTM 2022 Revenue
Base Case	$58.86 to $65.43
Upside Case	$60.55 to $67.20
Downside Case	$57.21 to $63.74

Last 52-Week Trading Range

Evercore reviewed historical trading prices of Shares during the 12-month period ended January 5, 2022, noting that the low and high closing prices during such period ranged from $32.70 to $67.03 per Share, respectively.

Equity Research Analyst Price Targets

Evercore reviewed selected public market trading price targets for the Shares prepared and published by equity research analysts that were publicly available as of January 5, 2022, the last full trading day prior to the delivery by Evercore of its opinion to the Board. These price targets reflect analysts’ estimates of the future public market trading price of the Shares at the time the price target was published. As of January 5, 2022, the range of selected equity research analyst price targets per Share was $36.00 to $71.00. Public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the Shares and these target prices and the analysts’ earnings estimates on which they were based are subject to risk and uncertainties, including factors affecting the financial performance of Vocera and future general industry and market conditions.

Premiums Paid Analysis

Using publicly available information, Evercore reviewed certain transactions and announced bids for control of certain U.S. public targets, with an aggregate transaction value between $1.0 billion and $5.0 billion announced from December 1, 2016 through December 3, 2021. Using publicly available information, Evercore calculated the premiums paid as the percentage by which the per share consideration paid or proposed to be paid in each such transaction exceeded the (i) closing market share prices of the target companies one day and four weeks prior to the announcement of each transaction, and (ii) the 52 week high closing market share prices of the target companies prior to the announcement of each transaction.

This analysis indicated the following:

	1 Day Prior	4 Weeks Prior	52-Week High
Median	21.3%	32.8%	1.4%
Mean	36.1%	48.7%	4.1%

Based on the results of this analysis and its professional judgment and experience, Evercore applied a premium range of (i) 20.0% to 40.0% to the closing price per Share as of January 5, 2022, the 1-day prior closing price; and of (ii) 0.0% to 10.0% to the closing price per Share as of January 4, 2022, the 52-week high closing price. This analysis indicated ranges of implied equity values per Share of $75.02 to $87.53 and $67.03 to $73.73, respectively, compared to the consideration of $79.25 per Share in the Transactions.

Miscellaneous

The foregoing summary of Evercore’s financial analyses does not purport to be a complete description of the analyses or data presented by Evercore to the Board. In connection with the review of the Transactions by the Board, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its professional judgment and experience after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the actual value of the Shares. Rounding may result in total sums set forth in this section not equaling the total of the figures shown.

Evercore prepared these analyses for the purpose of providing an opinion to the Board as to the fairness, from a financial point of view, of the Offer Price to the holders of Shares in the Transactions. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates.

Evercore’s financial advisory services and its opinion were provided for the information and benefit of the Board (in its capacity as such) in connection with its evaluation of the proposed Transactions. The issuance of Evercore’s opinion was approved by an Opinion Committee of Evercore.

Evercore did not recommend any specific amount of consideration to the Board or Vocera’s management or that any specific amount of consideration constituted the only appropriate consideration in the Transactions for the holders of Shares.

Pursuant to the terms of Evercore’s engagement letter with Vocera, Vocera has agreed to pay Evercore a fee for its services in the amount of approximately $45 million, of which $4.0 million was paid upon delivery of Evercore’s opinion, and the balance of which will be payable contingent upon the consummation of the Transactions. Vocera has also agreed to reimburse Evercore for certain of its expenses and to indemnify Evercore against certain liabilities arising out of its engagement.

During the two year period prior to the date of its opinion, Evercore and its affiliates have not been engaged to provide financial advisory or other services to Vocera and Evercore has not received any compensation from Vocera during such period. In addition, during the two year period prior to the date of its opinion, Evercore and its affiliates have not been engaged to provide financial advisory or other services to Stryker and Evercore has not received any compensation from Stryker during such period. Evercore may provide financial advisory or other services to Vocera and Stryker in the future (though in the case of Stryker, unrelated to the Transactions), and in connection with any such services Evercore may receive compensation.

Evercore and its affiliates engage in a wide range of activities for its and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore and its affiliates and/or its or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to Vocera or its affiliates, Stryker, potential parties to the Transactions and their respective affiliates or persons that are competitors, customers or suppliers of Vocera.

Vocera engaged Evercore to act as a financial advisor based on Evercore’s qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and regularly provides fairness opinions to its clients in connection with mergers and acquisitions, leveraged buyouts and valuations for corporate and other purposes.

Management Projections

Vocera does not, in the ordinary course, publicly disclose long-term forecasts or internal projections as to future performance, or results of operations, earnings or other results, due to, among other things, the inherent difficulty of predicting financial performance for future periods (in particular extended periods) and unpredictability of the underlying assumptions and estimates and the likelihood that they may not be realized. However, in connection with the Board’s evaluation of the potential transaction with Stryker and other potential strategic alternatives, Vocera’s management provided the Board with certain non-public, unaudited prospective financial information regarding Vocera for fiscal years 2021 through 2026 which included (i) a base case forecast that was based on based on management’s operating business plan and strategy (the “Base Case”), (ii) an upside case forecast that reflected accelerated bookings growth across Vocera’s addressable markets as well as higher operating leverage (the “Upside Case”), and (iii) a downside case forecast that took into consideration the impact of certain risks and uncertainties facing Vocera as an independent company, including the macroeconomic risks, industry risks, including a slowdown in customer spend and market competition, and execution risks, resulting in slower revenue growth and lower operating leverage expected during the projected period (the “Downside Case,” together with the Base Case and the Upside Case, the “Management Projections”). The Management Projections were prepared on a standalone basis and did not take into account the Transactions, including any costs incurred in connection with the Merger or the other transactions contemplated by the Merger Agreement, or any changes to Vocera’s operations or strategy that may be implemented after the completion of the Merger. The Management Projections set forth in this section are those described as the December 19 Forecasts in “—Background of the Merger Agreement.”

The Management Projections were provided to Evercore, Vocera’s financial advisor, and were relied upon by Evercore in connection with the rendering of its fairness opinion to the Board and in performing the related financial analyses as described in “—Opinion of Vocera’s Financial Advisor.” The Base Case and the Upside Case portions of the Management Projections were also provided to Stryker prior to signing the Merger Agreement in connection with Stryker’s due diligence on Vocera.

Cautionary Note About the Management Projections

The Management Projections, while presented with numerical specificity, were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond Vocera’s control. The Management Projections reflect numerous estimates and assumptions made by Vocera’s management, based on information available at the time the Management Projections were developed, with respect to sales performance, industry performance and competition, regulatory conditions, general business, economic, market and financial conditions, and matters specific to Vocera’s products, all of which are difficult to predict and many of which are beyond Vocera’s control. As a result, there can be no assurance that the Management Projections accurately reflect future trends or accurately estimate the future market for Vocera’s products. Important factors that may affect actual results and result in the Management Projections not being achieved include, but are not limited to, Vocera’s ability to maintain profitability and growth; the demand for its various solutions in healthcare and other markets; its lengthy and unpredictable sales cycle; its ability to offer high-quality services and support for solutions; its ability to acquire the sole and limited source hardware and software components for its solutions; its ability to obtain the required capacity and product quality from its contract manufacturers; the effects on government and commercial hospital customers of governmental regulations, federal budget and budgetary uncertainty; changes in healthcare insurance coverage and consumers’ utilization of healthcare and hospital services; potential impacts of the COVID-19 pandemic, changes in regulations in the U.S. and other countries; its ability to achieve anticipated strategic or financial benefits from its acquisitions; its ability to develop and introduce new solutions and features to existing solutions and to manage its growth; competition and the strategies employed by competitors; and the impact of tax law reform on Vocera or its customers. Other factors that may affect actual results and results in the Management Projections not being achieved included those set forth in the “Risk Factors” section of Vocera’s Annual Report on Form 10-K for the year ended December 31, 2020, which is on file with the SEC and available on the SEC’s website at www.sec.gov. Additional factors may be set forth in Vocera’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, which is on file with the SEC and available at www.sec.gov. In addition to the risks described above and in Vocera’s other filings with the SEC, other unknown or unpredictable factors could also affect Vocera’s results. In addition, the Management Projections may be affected by Vocera’s ability to achieve strategic goals, objectives and targets over the applicable periods. Further, the Management Projections cover multiple years and, by their nature, become subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the Management Projections will be realized, and actual results may vary materially from those shown.

In light of the foregoing factors and the uncertainties inherent in the Management Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Management Projections. The Management Projections were not prepared with a view toward public disclosure. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that Vocera or any of its affiliates, advisors or representatives considered or consider the Management Projections to be predictive of actual future events, and the Management Projections should not be relied upon as such or construed as financial guidance. Neither Vocera nor any of its affiliates, advisors (including its financial advisor) or representatives assumes any responsibility for the accuracy of this information. Neither Vocera nor any of its respective affiliates, advisors (including its financial advisor), officers, directors or representatives can give any assurance that actual results will not differ from the Management Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Management Projections to reflect circumstances existing after the date the Management Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Management Projections are shown to be in error. Vocera does not intend to make publicly available any update or other revision to the Management Projections, except as may otherwise be required by law. Neither Vocera nor any of its respective affiliates, advisors (including its financial advisor), officers, directors or representatives has made or makes any representation or warranty to any holders of Shares or other person regarding the ultimate performance of Vocera compared to the information contained in the Management Projections, the likelihood that the Management Projections will be achieved, the results of Vocera’s operations, the effectiveness or marketability of Vocera’s products or the overall future performance of Vocera. The Management Projections were prepared based on Vocera’s continued operation as a standalone company and do not take into account the Offer, including the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. The Management Projections are subjective in many respects and are thus subject to interpretation.

The Management Projections were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). In addition, the Management Projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The Management Projections are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead because the Management Projections were provided to the Board and to Evercore to evaluate the Transactions contemplated by the Merger Agreement. The Management Projections may differ from publicly available analyst estimates, and the Management Projections do not take into account any events or circumstances after the date they were prepared, including the announcement of the Transactions. The Management Projections are not intended to be considered as public guidance of our financial performance and should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Vocera in Vocera’s public filings with the SEC. The projections prepared for fiscal year 2021 are based on forecasts and projections and do not reflect actual results.

Certain of the Management Projections may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used in the Management Projections may not be comparable to similarly titled measures used by other companies. Vocera has not provided reconciliations of the non-GAAP Management Projections to the comparable GAAP measure because there are no reasonably accessible or reliable comparable GAAP measures for these measures and because of the inherent difficulty in forecasting and quantifying these measures that are necessary for such reconciliation. In the view of Vocera’s management, the Management Projections were prepared on a reasonable basis based on the information available to Vocera’s management at the time of their preparation.

VOCERA DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE MANAGEMENT PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE MANAGEMENT PROJECTIONS ARE NO LONGER APPROPRIATE.

Set forth below are summaries of the Management Projections.

Management Projections

Base Case

(Amounts in Millions)

Fiscal Year Ending December 31

	2021E	2022E	2023E	2024E	2025E	2026E
Revenue	$233	$274	$320	$376	$442	$518
Non-GAAP Gross Profit(1)	$161	$189	$223	$266	$319	$378
Non-GAAP Total Operating Expenses(2)	$125	$146	$167	$190	$217	$250
Non-GAAP Operating Income(3)	$36	$43	$57	$76	$101	$128
Depreciation	$5	$5	$5	$5	$5	$6
Adjusted EBITDA(4)	$41	$49	$62	$82	$107	$135
Stock-Based Compensation Expense	$31	$39	$45	$51	$58	$67
Cash Taxes	N.A.	$1	$1	$1	$1	$1
NOPAT (Net Operating Profit After Tax)(5)	N.A.	$4	$11	$25	$42	$61
Decrease (increase) in Net Working Capital	N.A.	$(3)	$(4)	$(4)	$(5)	$(6)
Capital Expenditures	$4	$5	$6	$6	$7	$8
One-time expected contingent acquisition payment	N.A.	$4	$4	$—	$—	$—
Unlevered After-tax Free Cash Flow(6)	N.A.	$(3)	$4	$20	$36	$53

(1)

Non-GAAP Gross Profit is calculated as total revenue less total cost of revenue, excluding stock-based compensation expense, amortization of acquired intangibles, restructuring costs, acquisition-related expenses, and other non-recurring charges.

(2)

Non-GAAP Total Operating Expenses are total operating expenses, excluding stock-based compensation expense, amortization of acquired intangibles, restructuring costs, acquisition-related expenses, and other non-recurring charges.

(3)

Non-GAAP Operating Income is calculated as GAAP net earnings (loss) before tax and net interest expense, plus stock-based compensation expense, amortization of acquired intangibles, restructuring costs, acquisition-related expenses, and other non-recurring charges.

(4)

Adjusted EBITDA, a non-GAAP financial measure, is calculated as GAAP net earnings (loss) before tax and net interest expense, plus depreciation and amortization, stock-based compensation expense, restructuring costs, acquisition-related expenses, and other non-recurring charges.

(5)	Net Operating Profit After Tax, a non-GAAP financial measure, is calculated as non-GAAP operating income, less stock-based compensation expense and cash taxes.
(6)

Unlevered After-tax Free Cash Flow, a non-GAAP financial measure, is calculated as non-GAAP operating income, plus depreciation, less stock-based compensation expense, cash taxes, capital expenditures, changes in net working capital, and one-time expected contingent payment related to the acquisition of Ease, based on financial performance assumed in the Management Projections. The Base Case Management Projections provided to Stryker did not subtract stock-based compensation expense or the one-time expected contingent payment related to the acquisition of Ease.

Upside Case

(Amounts in Millions)

Fiscal Year Ending December 31

	2021E	2022E	2023E	2024E	2025E	2026E
Revenue	$233	$282	$341	$413	$500	$605
Non-GAAP Gross Profit(1)	$161	$197	$241	$297	$365	$448
Non-GAAP Total Operating Expenses(2)	$125	$147	$170	$195	$225	$261
Non-GAAP Operating Income(3)	$36	$51	$72	$102	$140	$187
Depreciation	$5	$6	$6	$6	$6	$7
Adjusted EBITDA(4)	$41	$56	$78	$108	$146	$195
Stock-Based Compensation Expense	$31	$40	$47	$53	$62	$72
Cash Taxes	N.A.	$1	$1	$1	$1	$1
NOPAT (Net Operating Profit After Tax)(5)	N.A.	$10	$25	$48	$78	$115
Decrease (increase) in Net Working Capital	N.A.	$(3)	$(4)	$(5)	$(5)	$(7)
Capital Expenditures	$4	$5	$6	$7	$7	$9
One-time expected contingent acquisition payment	N.A.	$4	$4	$—	$—	$—
Unlevered After-tax Free Cash Flow(6)	N.A.	$3	$17	$43	$71	$107

(1)

Non-GAAP Gross Profit is calculated as total revenue less total cost of revenue, excluding stock-based compensation expense, amortization of acquired intangibles, restructuring costs, acquisition-related expenses, and other non-recurring charges.

(2)

Non-GAAP Total Operating Expenses are total operating expenses, excluding stock-based compensation expense, amortization of acquired intangibles, restructuring costs, acquisition-related expenses, and other non-recurring charges.

(3)

Non-GAAP Operating Income is calculated as GAAP net earnings (loss) before tax and net interest expense, plus stock-based compensation expense, amortization of acquired intangibles, restructuring costs, acquisition-related expenses, and other non-recurring charges.

(4)

Adjusted EBITDA, a non-GAAP financial measure, is calculated as GAAP net earnings (loss) before tax and net interest expense, plus depreciation and amortization, stock-based compensation expense, restructuring costs, acquisition-related expenses, and other non-recurring charges.

(5)	Net Operating Profit After Tax, a non-GAAP financial measure, is calculated as non-GAAP operating income, less stock-based compensation expense and cash taxes.
(6)

Unlevered After-tax Free Cash Flow, a non-GAAP financial measure, is calculated as non-GAAP operating income, plus depreciation, less stock-based compensation expense, cash taxes, capital expenditures, changes in net working capital, and one-time expected contingent payment related to the acquisition of Ease, based on financial performance assumed in the Management Projections. The Upside Case Management Projections provided to Stryker did not subtract stock-based compensation expense or the one-time expected contingent payment related to the acquisition of Ease.

Downside Case

(Amounts in Millions)

Fiscal Year Ending December 31

	2021E	2022E	2023E	2024E	2025E	2026E
Revenue	$233	$266	$292	$322	$354	$389
Non-GAAP Gross Profit(1)	$161	$179	$199	$223	$250	$277
Non-GAAP Total Operating Expenses(2)	$125	$139	$150	$163	$177	$192
Non-GAAP Operating Income(3)	$36	$41	$49	$60	$73	$84
Depreciation	$5	$5	$5	$5	$4	$5
Adjusted EBITDA(4)	$41	$46	$54	$64	$77	$89
Stock-Based Compensation Expense	$31	$38	$41	$45	$48	$53
Cash Taxes	N.A.	$1	$1	$1	$1	$1
NOPAT (Net Operating Profit After Tax)(5)	N.A.	$2	$7	$14	$23	$31
Decrease (increase) in Net Working Capital	N.A.	$(3)	$(3)	$(4)	$(4)	$(4)
Capital Expenditures	$4	$5	$5	$5	$5	$6
One-time expected contingent acquisition payment	N.A.	$4	$4	$—	$—	$—
Unlevered After-tax Free Cash Flow(6)	N.A.	$(4)	$(0)	$10	$19	$26

(1)

Non-GAAP Gross Profit is calculated as total revenue less total cost of revenue, excluding stock-based compensation expense, amortization of acquired intangibles, restructuring costs, acquisition-related expenses, and other non-recurring charges.

(2)

Non-GAAP Total Operating Expenses are total operating expenses, excluding stock-based compensation expense, amortization of acquired intangibles, restructuring costs, acquisition-related expenses, and other non-recurring charges.

(3)

Non-GAAP Operating Income is calculated as GAAP net earnings (loss) before tax and net interest expense, plus stock-based compensation expense, amortization of acquired intangibles, restructuring costs, acquisition-related expenses, and other non-recurring charges.

(4)

Adjusted EBITDA, a non-GAAP financial measure, is calculated as GAAP net earnings (loss) before tax and net interest expense, plus depreciation and amortization, stock-based compensation expense, restructuring costs, acquisition-related expenses, and other non-recurring charges.

(5)	Net Operating Profit After Tax, a non-GAAP financial measure, is calculated as non-GAAP operating income, less stock-based compensation expense and cash taxes.
(6)

Unlevered After-tax Free Cash Flow, a non-GAAP financial measure, is calculated as non-GAAP operating income, plus depreciation, less stock-based compensation expense, cash taxes, capital expenditures, changes in net working capital, and one-time expected contingent payment related to the acquisition of Ease, based on financial performance assumed in the Management Projections.

Intent to Tender

To the knowledge of Vocera, after making a reasonable inquiry, each executive officer, director and affiliate of Vocera currently intends to tender all of his, her or its Shares that are directly or beneficially owned in the Offer. None of Vocera’s subsidiaries directly or beneficially own any Shares to tender. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

Vocera retained Evercore to act as its financial advisor in connection with Vocera’s evaluation of strategic alternatives, including the Transactions. As part of this engagement, Vocera requested that Evercore evaluate the fairness, from a financial point of view, of the Offer Price to be received by the holders of Shares in the Transactions. At a meeting of the Board held on January 5, 2022, Evercore rendered to the Board its opinion to the effect that, as of that date and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s opinion, the consideration of $79.25 per share in cash to be received by the holders of Shares in the Transactions was fair, from a financial point of view, to such holders.

Pursuant to the terms of Evercore’s engagement, Vocera has agreed to pay Evercore a success fee (based on a percentage of the aggregate value associated with the Transactions) upon consummation of the Transactions, which cash success fee is currently estimated to be $45 million. A fee of $4.0 million became payable upon the delivery of Evercore’s opinion, which will be fully creditable, to the extent previously paid, against the foregoing success fee and payable upon the consummation of the Transactions. In addition, Vocera has agreed to reimburse Evercore for certain reasonable out-of-pocket, documented expenses and to indemnify Evercore or any of its affiliates, or any of its members, partners, officers, directors, advisors, representatives, employees, agents, or controlling persons, if any, against certain liabilities arising out of its engagement. See “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement” and “Item 4.—Opinion of Vocera’s Financial Advisor” for additional information related to Evercore’s retention as Vocera’s financial advisors, which is hereby incorporated by reference into this Item 5.

The full text of the written opinion of Evercore, dated January 5, 2022, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. Vocera encourages you to read this opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Board (in its capacity as such) in connection with its evaluation of the proposed Transactions. The opinion does not constitute a recommendation to the Board or to any other persons in respect of the Transactions, including as to whether any holder of Shares should tender Shares pursuant to the Offer or take any other action in respect of the Transactions. Evercore’s opinion does not address the relative merits of the Transactions as compared to other business or financial strategies that might be available to Vocera, nor does it address the underlying business decision of Vocera to engage in the Transactions.

Neither Vocera nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Vocera on its behalf with respect to the Transactions or related matters.

Item 6. Interest in Securities of the Subject Company

No transactions with respect to the Shares have been effected by Vocera or, to the knowledge of Vocera after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9 except as follows:

Name of Person	Transaction Date	Number of Shares	Price Per Share ($)	Nature of Transaction
Carlen, Doug	11/12/21	272	27.795	Acquired shares under ESPP
Duffy, Mary Bridget	11/12/21	(734)	57.96	Sale under 10b5-1 plan
Johnson, Paul	11/12/21	460	27.795	Acquired shares under ESPP
Lang, Brent	11/12/21	315	27.795	Acquired shares under ESPP
Lang, Brent	11/12/21	9,158	14.76	Exercise of stock options
Lang, Brent	11/12/21	(9,158)	57.7057	Same-day sale under 10b5-1 plan
Carlen, Doug	11/15/21	(4,000)	55.79-57.15	Sale under 10b5-1
O’Keefe, Sharon	12/6/21	(3,000)	58.65	Sale under 10b5-1 plan
Duffy, Mary Bridget	12/10/21	(737)	58.36	Sale under 10b5-1 plan
Lang, Brent	12/12/21	9,158	14.76	Exercise of stock options
Lang, Brent	12/12/21	(9,158)	56.03-57.675	Same-day sale under 10b5-1 plan
Johnson, Paul	1/11/22	(4,000)	79.0954	Sale under 10b5-1 plan

Item 7. Purposes of the Transaction and Plans or Proposals

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), Vocera is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (1) a tender offer for or other acquisition of Vocera’s securities by Vocera, any subsidiary of Vocera or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Vocera or any subsidiary of Vocera; (3) any purchase, sale or transfer of a material amount of assets of Vocera or any subsidiary of Vocera; or (4) any material change in the present dividend rate or policy, indebtedness or capitalization of Vocera.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information

The information contained in all of the exhibits to this Schedule 14D-9 referred to in Item 9 below is incorporated herein by reference in its entirety.

The information set forth under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Vocera” is incorporated herein by reference.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or who have validly tendered but subsequently properly withdrawn the tender, and not otherwise waived their appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the Merger (the “Effective Date”), or the Surviving Corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Date who (1) did not tender such Shares in the Offer; (2) follow the procedures set forth in Section 262 of the DGCL; (3) continuously hold such Shares from the date on which the written demand for appraisal is made through the Effective Date; and (4) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court of Chancery and (2) interest theretofore accrued, unless paid at that time.

Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL are subject to compliance with the procedures set forth in Section 262 of the DGCL. If a stockholder fails to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights may be lost. If a stockholder elects to demand appraisal of his, her or its Shares under Section 262 of the DGCL, the stockholder must satisfy each of the following conditions:

•

within the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to Vocera a written demand for appraisal of Shares held, which demand must reasonably inform Vocera of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender the stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Date.

In addition, because immediately before the Merger the Shares will be listed on a national securities exchange, the Delaware Court of Chancery shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal, (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million or (3) the Merger was approved pursuant to Section 253 or Section 267 of the DGCL.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the Effective Date on or within 10 days after the Effective Date to those stockholders of Vocera who made a written demand for appraisal in accordance with Section 262 of the DGCL, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the Effective Date.

All written demands for appraisal should be addressed to:

Vocera Communications, Inc.

525 Race Street

San Jose, California 95126

(408) 882-5100

Attn: Chief Financial Officer

The written demand for appraisal must be executed by or for the record holder of Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Date, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, then appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Date, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded an appraisal for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, stockholders exercising their appraisal rights are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Date through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Date and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court of Chancery and (2) interest theretofore accrued, unless paid at that time.

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Stryker and Vocera reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

The costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Date, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Date.

At any time within 60 days after the Effective Date, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger. After this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the written approval of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Date, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Offer Price. Inasmuch as Vocera has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to Vocera a written withdrawal of its demand for appraisal and acceptance of the Offer Price, except that (1) any such attempt to withdraw made more than 60 days after the Effective Date will require written approval of the Surviving Corporation; and (2) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Date.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price therefor.

The foregoing summary of the rights of Vocera’s stockholders to seek appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of Vocera desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute

As a Delaware corporation, Vocera is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder), the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (3) at or following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation; and (b) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board has approved the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, including the Merger, for purposes of Section 203, and Vocera believes that such acts and transactions are not subject to the restrictions of Section 203. Further, the Board has exempted Vocera from any other “fair price,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation that may be applicable to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, including the Merger.

Vocera is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable law becomes or is deemed to be applicable to Vocera, Stryker, the Offer, the Merger, or related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, then each of Vocera and Stryker, and their respective boards of directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Stryker might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Stryker might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Stryker may not be obligated to accept for payment or pay for any tendered Shares.

In connection with its approval of the Merger Agreement, the Offer and the Merger, the Board adopted a resolution approving the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and any related documents for purposes of Section 203, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement and the related agreements.

Regulatory Approvals

U.S. Antitrust Laws

Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (“FTC”), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the

FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied.

It is a condition to the Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that the waiting period applicable to the Offer under the HSR Act shall have expired or been terminated. Under the HSR Act, the purchase of Shares in the Offer may not be undertaken until the expiration of a 15-calendar day waiting period following the filing by Stryker and Vocera, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC. If within the 15-calendar day waiting period either of the FTC or the Antitrust Division were to issue a request for additional information and documentary material (a “Second Request”) to Stryker, the waiting period with respect to the Transactions would be extended until 10-calendar days following the date of substantial compliance by Stryker with that request, unless the FTC terminated the additional waiting period before its expiration. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. Eastern Time of the next day that is not a Saturday, Sunday or federal holiday. It is also possible that Stryker and Vocera could enter into a timing agreement with the FTC or the Antitrust Division that could affect the timing of the purchase of Shares in the Offer. In practice, complying with a Second Request can take a significant period of time. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act if Purchaser owns 50% or more of the outstanding Shares at the time of the Merger.

The FTC and the Antitrust Division may scrutinize the legality under U.S. federal antitrust laws of transactions such as Purchaser’s proposed acquisition of Vocera. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the Transactions by seeking a federal court order enjoining the Transactions or, if Shares have already been acquired, the disposition of those Shares, or the divestiture of substantial assets of Purchaser, Vocera, or any of their respective subsidiaries or affiliates, or seeking other conduct relief. At any time before or after consummation of the Transactions, notwithstanding the early termination or expiration of the applicable waiting period under the HSR Act, U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. Stryker filed a Premerger Notification and Report Form on January 21, 2022. Vocera filed a Premerger Notification and Report Form on January 21, 2022.

Stockholder Approval of the Merger Not Required

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if, following consummation of a tender offer for any and all shares of the stock of a public corporation (other than stock owned by the acquirer, the target corporation or any of their respective wholly-owned subsidiaries), the acquirer holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement, and stock that was the subject of the tender offer but not tendered into the tender offer is converted into the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the vote of the stockholders of the target corporation. Under the Merger Agreement, subject to limited conditions, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of Vocera’s stockholders, in accordance with Section 251(h) of the DGCL.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Vocera, please see Vocera’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and Vocera’s Quarterly Reports on Form 10-Q for the three months ended March 31, 2021, June 30, 2021 and September 30, 2021.

Forward-Looking Statements

This Schedule 14D-9 and the materials incorporated by reference herein contain forward-looking statements that involve risks and uncertainties, including, without limitation, statements regarding the expected benefits and costs of the proposed transaction contemplated by the agreement between Stryker and Vocera; the expected timing of the completion of the proposed transaction; the ability of Stryker and Vocera to complete the proposed transaction given the various closing conditions, some of which are outside the parties’ control, including those conditions related to regulatory approvals; and any statements regarding the assumptions underlying any of the foregoing. Statements containing words such as “could,” “believe,” “expect,” “intend,” “anticipate,” “will,” “may,” or similar expressions constitute forward-looking statements. Forward-looking statements are based on management’s current expectations and projections and are subject to risks and uncertainties, which may cause actual events and results to differ materially from the statements contained herein. Factors that may contribute to such differences include, but are not limited to, risks related to (i) uncertainties as to the timing of the proposed transaction; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of Vocera’s stockholders that will support the proposed transaction and tender their shares; (iv) the possibility that competing offers or acquisition proposals for Vocera will be made; (v) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement between Stryker and Vocera, including in circumstances that would require Vocera to pay a termination fee or other expenses; (vii) the failure to obtain the necessary financing to complete the proposed transaction; (viii) the effect of the announcement or pendency of the proposed transaction on Vocera’s ability to retain and hire key personnel, its ability to establish or maintain relationships with employees, customers, suppliers and other business partners; (ix) risks related to diverting management’s attention from Vocera’s ongoing business operations; (x) the risk that unexpected costs will be incurred in connection with the proposed transaction; (xi) changes in economic conditions, political conditions, regulatory requirements, licensing requirements and tax matters; (xii) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability and (xiii) other factors as set forth from time to time in Vocera’s filings with the SEC, which are available on Vocera’s investor relations website at https://investors.vocera.com/Financial-Reports/SEC-Filings/ and on the SEC’s website at www.sec.gov. Other factors that may affect actual results include those set forth in the “Risk Factors” section of Vocera’s Annual Report on Form 10-K for the year ended December 31, 2020, which is on file with the SEC and available on the SEC’s website at www.sec.gov. Additional factors may be set forth in Vocera’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, which is on file with the SEC and available at www.sec.gov. The foregoing list of risks and uncertainties is illustrative, but is not exhaustive. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, Vocera does not intend, and undertakes no duty, to update any forward-looking statements to reflect new information, events or circumstances after the date they were made to reflect the occurrence of subsequent events.

Item 9. Exhibits

The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase, dated January 25, 2022 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the SEC by Stryker and Voice Merger Sub Corp. on January 25, 2022 (“Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Advertisement, published January 25, 2022 in The New York Times (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Press Release issued by Stryker Corporation, dated January 6, 2022 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed with the SEC by Stryker Corporation on January 7, 2022 (Accession No. 0001193125-22-003677)).

(a)(1)(G)	Press Release of Stryker Corporation, announcing the launch of the Offer, dated January 25, 2022 (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO).

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)*	Opinion of Evercore, dated January 5, 2022 (included as Annex A to this Schedule 14D-9).

(b)	None.

(c)	None.

(d)	None.

(e)(1)	Agreement and Plan of Merger, dated January 6, 2022, by and among Stryker Corporation, Voice Merger Sub Corp. and Vocera Communications, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Vocera Communications, Inc. on January 6, 2022).

(e)(2)	Non-Disclosure Agreement between Vocera Communications, Inc. and Stryker Corporation, dated December 12, 2021 (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	None.

(e)(4)	2012 Equity Incentive Plan and forms of award agreements (incorporated by reference to Exhibit 10.01 to the Current Report on Form 8-K filed with the SEC by Vocera Communications on June 6, 2018 and Exhibit 10.01 to the Current Report on Form 8-K filed with the SEC by Vocera Communications, Inc. on May 6, 2020).

(e)(5)	2021 Equity Incentive Plan, and forms of award agreements (incorporated by reference to Exhibits 10.02, 10.03 and 10.04 to the Quarterly Report on Form 10-Q filed with the SEC on August 4, 2021).

(e)(7)	2020 Equity Inducement Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed with the SEC by Vocera Communications, Inc. on August 25, 2020).

(e)(8)	Amended and Restated 2012 Employee Stock Purchase Plan (incorporated by reference to Appendix B to the Definitive Proxy Statement on Schedule 14A filed with the SEC by Vocera Communications, Inc. on April 15, 2021).

(e)(9)	Form of Change of Control Severance Agreement (incorporated by reference to Exhibit 10.07 to the Quarterly Report on Form 10-Q filed with the SEC by Vocera Communications, Inc. on August 4, 2021).

(e)(10)	Vocera’s Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.01 to the Registration Statement on Form S-1 filed with the SEC by Vocera Communications, Inc. on August 24, 2012).

(e)(11)	Vocera’s Amended and Restated Bylaws (incorporated by reference to Exhibit 3.02 to the Registration Statement on Form S-1 filed with the SEC by Vocera Communications, Inc. on August 24, 2012).

(e)(12)	Form of Indemnity Agreement entered into by and between Vocera and each of its executive officers and directors (incorporated by reference to Exhibit 10.01 to the Registration Statement on Form S-1 filed with the SEC by Vocera Communications, Inc. on August 1, 2011).

(f)	None.

(g)	None.

(h)	None.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Vocera Communications, Inc.

By:	/s/ Steven J. Anheier
	Name:	Steven J. Anheier
	Title:	Chief Financial Officer
	Date:	January 25, 2022

ANNEX A

January 5, 2022

The Board of Directors

Vocera Communications, Inc.

525 Race Street

San Jose, CA 95126

Members of the Board of Directors:

We understand that Vocera Communications, Inc. (the “Company”) proposes to enter into an Agreement and Plan of Merger, dated on or about January 5, 2022 (the “Merger Agreement”), with Stryker Corporation (the “Acquiror”) and Voice Merger Sub Corp. (the “Merger Sub”). Pursuant to the Merger Agreement, the Merger Sub will commence a tender offer (the “Offer”) to purchase any and all of the outstanding shares of the common stock, par value $0.0003 per share, of the Company (the “Company Common Stock”), for $79.25 per share in cash, without interest (the “Consideration”), and, upon consummation of the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Merger Sub will be merged (the “Merger” and, together with the Offer, the “Transaction”) with and into the Company and each outstanding share of Company Common Stock, other than Appraisal Shares (as defined in the Merger Agreement) and shares to be cancelled pursuant to Section 2.08(b) of the Merger Agreement, will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

The Board of Directors has asked us whether, in our opinion, the Consideration to be received by holders of the Company Common Stock in the Transaction is fair, from a financial point of view, to such holders.

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant, including publicly available research analysts’ estimates;

(ii)	reviewed certain internal projected financial data relating to the Company prepared and furnished to us by management of the Company, as approved for our use by the Company (the “Forecasts”);

(iii)	discussed with management of the Company their assessment of the past and current operations of the Company, the current financial condition and prospects of the Company, and the Forecasts;

(iv)	reviewed the reported prices and the historical trading activity of the Company Common Stock;

(v)	compared the financial performance of the Company and its stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

(vi)

compared the financial performance of the Company and the valuation multiples relating to the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant;

(vii)	reviewed the financial terms and conditions of a draft, dated January 5, 2022, of the Merger Agreement; and

(viii)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

EVERCORE    55 EAST 52ND STREET    NEW YORK, NY 10055    TEL: 212.857.3100    FAX: 212.857.3101

A-1

The Board of Directors

Vocera Communications, Inc.

For purposes of our analysis and opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information), and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Forecasts, we have assumed with your consent that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company. We express no view as to the Forecasts or the assumptions on which they are based.

For purposes of our analysis and opinion, we have assumed, in all respects material to our analysis, that the final executed Merger Agreement will not differ from the draft Merger Agreement reviewed by us, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver or modification thereof. We have further assumed, in all respects material to our analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Transaction or reduce the contemplated benefits to the holders of the Company Common Stock of the Transaction.

We have not conducted a physical inspection of the properties or facilities of the Company and have not made or assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of the Company, nor have we been furnished with any such valuations or appraisals, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders of the Company Common Stock from a financial point of view, of the Consideration. We do not express any view on, and our opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Consideration or otherwise. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger Agreement. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. Our opinion does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Transaction, including as to whether any person should tender shares of the Company Common Stock in the Offer or take any other action in respect of the Transaction. We are not expressing any opinion as to the prices at which shares of Company Common Stock will trade at any time, as

A-2

The Board of Directors

Vocera Communications, Inc.

to the potential effects of volatility in the credit, financial and stock markets on the Company or the Transaction or as to the impact of the Transaction on the solvency or viability of the Company or the ability of the Company to pay its obligations when they come due. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. The Company has also agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement. During the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have not been engaged to provide financial advisory or other services to the Company and we have not received any compensation from the Company during such period. In addition, during the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have not been engaged to provide financial advisory or other services to the Acquiror and we have not received any compensation from the Acquiror during such period. We may provide financial advisory or other services to the Company and to the Acquiror in the future (though in the case of Acquiror, unrelated to the Transaction), and in connection with any such services we may receive compensation.

Evercore Group L.L.C. and its affiliates engage in a wide range of activities for our and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore Group L.L.C. and its affiliates and/or our or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to the Company, the Acquiror, potential parties to the Transaction and/or any of their respective affiliates or persons that are competitors, customers or suppliers of the Company or the Acquiror.

Our financial advisory services and this opinion are provided for the information and benefit of the Board of Directors (in its capacity as such) in connection with its evaluation of the proposed Transaction. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except the Company may reproduce this opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by the Company to its stockholders relating to the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of the Company Common Stock in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours, EVERCORE GROUP L.L.C.

By:	/s/ Naveen Nataraj
Naveen Nataraj

A-3

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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